                                      United States Securities and Exchange Commission
                                                   Washington, D.C. 20549

                                                          AMENDMENT NO. 1 TO FORM 10-12G

                                         GENERAL FORM FOR REGISTRATION OF SECURITIES
                              Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                                    BNA Bancshares, Inc.
                                   (Exact name of registrant as specified in its charter)

                           Mississippi                                     20-2560767
(State or other jurisdiction of incorporation or organization)         (I.R.S. Employer Identification No.)

133 E. Bankhead Street, New Albany, Mississippi                         38652
(Address of principal executive office)                                (Zip Code)

                                                       (662) 534-8171
                                                 (Issuer's telephone number)

                     Title of each class                                    Name of each exchange on which
                     to be so registered                                    each class is to be registered

                             None                                                         None

                             Securities to be registered pursuant to Section 12 (g) of the Act:

                                           Common Stock, $5.00 Par Value Per Share
                                                      (Title of Class)

PART I

ITEM 1. BUSINESS

General Development and Structure of Business

BNA Bancshares, Inc. (the "Company") is a one-bank holding company and has two subsidiaries, the Bank of New Albany, its primary subsidiary, and BNA Insurance and Investments, Inc.

As a bank holding company, the Company engages in the business of banking through its sole banking subsidiary and may engage in certain non-banking activities closely related to banking and may own certain other business corporations that are not banks, subject to applicable laws and regulations. Through BNA Insurance and Investments, Inc. The Company engages in the insurance brokerage agency business. Otherwise, the Company is not currently engaging in non-bank activities, and does not own any business, and has no current plans to engage in non-bank activities or own any other business corporations.

The Company was incorporated on December 28, 2004 for the purpose of acquiring Bank of New Albany and serving as a one-bank holding company.

The Bank of New Albany was originally chartered under the laws of the State of Mississippi on October 16, 1896.

BNA Insurance and Investments, Inc. was originally chartered on October 19, 2000.

The Company's home or principal office is located at 133 E. Bankhead Street, New Albany, Mississippi, 38652. The telephone of the home or principal office is (662) 534-8171. Bank of New Albany's website is www.bankofnewalbany.com.

As of December 31, 2005 there were 604 shareholders of BNA Bancshares, Inc. On February 8, 2006, the Company effected a reclassification pursuant to which each share of common stock outstanding immediately prior to the reclassification owned by a shareholder of record who owned fewer than 820 shares of such common was reclassified as a Class B Nonvoting Common Share, on the basis of one Class B Nonvoting Common Share for each share of common stock so reclassified. Each share of common stock outstanding immediately prior to the reclassification owned by a shareholder who owns 820 shares of common stock or more was reclassified as a Class A Voting Common Share on the basis of one Class A Voting Common Share for each share of common stock so reclassified. This reclassification was in reliance on the exemption provided by Section 3(a)(9) of the Securities Act of 1933. Following the reclassification, and as of May 31, 2006 there were 272 Class A shareholders and 332 Class B shareholders. The cost of the reclassification was approximately $15,000.00.

The Board of Directors proposed the reclassification for the following reasons: As an SEC reporting company, the company would be required to prepare and file with the SEC, among other items, the following: Annual Reports on Form 10-KSB; Quarterly Reports on Form 10-QSB; Proxy Statements and related materials as required by Regulation 14A under the Securities Exchange Act; and Current Reports on Form 8-K. In addition to the burden on management, the costs associated with these reports and other filing obligations would comprise a significant corporate overhead expense. These costs include securities counsel fees, auditor fees, costs of printing and mailing shareholder documents, and word processing, specialized software and filing costs.

Given the low trading volume in Company common stock, and that the Company's earnings are sufficient to support growth, thereby eliminating any need to raise capital in the public market, there is little justification for the Company being a reporting company. Operating as a non-SEC reporting company will reduce the burden on the Company's management that would arise from increasingly stringent SEC reporting requirements, thus allowing management to focus more of its attention on customers and the communities in which the Company operates. Accordingly, the Company intends to deregister its stock immediately upon effectiveness of this Form 10.

Operations

The Company, through Bank of New Albany, engages in a wide range of banking activities, including accepting demand deposits, accepting savings and time deposit accounts, making secured and unsecured loans to corporations, individuals and others, issuing credit cards, issuing and processing ATM cards and debit cards, issuing commercial and standby letters of credit, originating mortgage loans, and providing personal and corporate trust services.

The Company’s lending services include commercial, real estate, installment, credit card loans, merchant accounts receivable loans, student loans, and agricultural loans. Revenues from the Company’s Lending activities constitute the largest component of the Company’s operating revenues.

At December 31, 2005, the loan portfolio totaled $168,075,991 constituting 54.59% of the earning assets of $307,909,187. The Company’s loan personnel have the authority to extend credit under guidelines established and approved by the Board of Directors. Any aggregate credit which exceeds the authority of the loan officer or a combination of several authority limits is forwarded to the Loan Committee for approval. The Loan Committee is comprised of various Bank Directors.

The legal lending limit for the bank is $9.3 million for loans to a single borrower. This amount is determined by the Mississippi Banking Code, Miss. Code Ann. Section 81-5-77, which is calculated at 20% of the aggregate unimpaired capital and surplus. Loan officers are given individual lending limits, up to which they have authority to approve credit applications without any additional approval. These limits are assigned based upon the lender's experience and abilities. Loans in excess of $150,000 require prior approval from the Loan Committee.

The Company’s primary lending area is Union County in the State of Mississippi. The Company may extend credit to borrowers out of the primary lending area but on a limited basis in which the risk is low and/or a relationship may exist with the borrower and an industry or a development in the primary lending area.

         The following tables provide demographic information for Union County, and for the State of Mississippi:

                                                    POPULATION

                                          2000             1990               1980              1970
                                          ----             ----               ----              ----
Union County                            25,362           22,085             21,741            19,096
Mississippi                          2,844,658        2,573,216          2,520,698         2,216,994

                                                 PER CAPITA INCOME

                                          2003             2002               2001              2000           1999
                                          ----             ----               ----              ----           ----
Union County                            20,980           20,549             19,821            19,539         19,182
Mississippi                             23,466           22,511             21,950            21,005         20,053

SOURCE: United States Department of Commerce, Bureau of Economic Analysis

                                                     MEDIAN AGE

                                          2000                                1990
                                          ----                                ----
Union County                              35.6                                34.4
Mississippi                               33.8                                31.2

SOURCE: United States Department of Commerce, Bureau of Economic Analysis

         Most of the Union County workforce is engaged in manufacturing, retail trade and transportation and distribution.

         The Company has in the past and intends to continue to make most types of real estate loans including but not limited to single and multi-family housing, farm loans, residential and commercial construction loans and loans for commercial real estate.

   Major classifications of loans were as follows:

                                                                                      December 31,
                                                                                2005                2004
       Mortgage loans on real estate:
         Residential 1-4 family                                            $ 73,269,312         $ 73,657,595
         Commercial                                                          54,563,759           51,736,041
         Construction                                                            11,365               35,646
         Farmland                                                             2,972,842            2,803,649
         Second mortgages                                                     5,025,065            4,695,713
            Total mortgage loans on real estate                             135,842,343          132,928,644
         Loans to farmers                                                       588,148              394,543
         Loans to other commercial banks in the U.S.                            961,817                    -
         Commercial loans                                                    10,564,206           13,072,044
         Consumer installment loans                                          18,534,733           19,243,996
         Obligations of state and political subdivisions in the U.S.          1,188,717            1,107,272
         Other loans                                                          3,154,483            3,490,232
         Lease financing receivables                                            447,070              470,433
           Total loans                                                      171,281,517          170,707,164
         Less:  Allowance for loan losses                                   (3,152,598)          (3,016,816)
         Less:  Net deferred loan fees                                         (52,928)             (59,316)

           Loans, net                                                      $168,075,991         $167,631,032

The success of the loan portfolio is not dependent on a single borrower or group of borrowers. The large loans of the loan portfolio are defined as those loans with a balance of $ 200,000 and over. As of December 31, 2005, the loan portfolio totals $168,075,991 million of which the large lines total $ 78,014,960 million representing 128 borrowers.

The Company provides a wide range of personal and corporate trust and trust-related services which includes serving as executor of estates, as trustee under testamentary and inter vivos trusts and various pension and other employee benefit plans, as guardian of the estates of minors and incompetents, as escrow agent under various agreements, as transfer agent and paying agent of registered bond issues, and as custodian for assets invested.

Employees

On March 31, 2006, the Bank of New Albany had 79 full-time equivalent employees.

Supervision and Regulation

The Company and the Bank of New Albany are subject to state and federal banking laws and regulations which impose specific requirements or restrictions on and provide for general regulatory oversight with respect to virtually all aspects of operations. These laws and regulations are generally intended to protect depositors, not shareholders. To the extent that the following summary describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws or regulations may have a material effect on the business and prospects of the Company. Beginning with the enactment of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”) and following with Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) and the Gramm-Leach-Bliley Act of 1999 (the “Financial Services Modernization Act”), numerous additional regulatory requirements have been placed on the banking industry in the past several years, and additional changes have been proposed. In addition, federal banking regulators have, since the adoption of the Sarbanes Oxley Act of 2002 (“Sarbanes Oxley Act”), recommended or required that members of the banking industry generally comply with certain aspects of the Sarbanes Oxley Act. The operations of the Company and Bank of New Albany may be affected by legislative changes and the policies of various regulatory authorities. The Company is unable to predict the nature or the extent of the effect on its business and earnings that fiscal or monetary policies, economic control, or new federal or state legislation may have in the future.

The Company is a bank holding company within the meaning of the federal Bank Holding Company Act of 1956 (the “BHCA”).

The BHCA. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve and is required to file periodic reports of its operations and such additional information as the Federal Reserve may require. The Company’s and Bank of New Albany’ activities are limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities that the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

Investments, Control, and Activities. With certain limited exceptions, the BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) acquiring substantially all the assets of any bank, (ii) acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares), or (iii) merging or consolidating with another bank holding company.

In addition, and subject to certain exceptions, the BHCA and the Change in Bank Control Act, together with regulations thereunder, require Federal Reserve approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company acquiring “control” of a bank holding company, such as the Company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more but less than 25% of any class of voting securities and either the Company has registered securities under Section 12 of the Exchange Act or no other person owns a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure for challenge of the rebuttable control presumption.

Under the BHCA, a bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in, nonbanking activities, unless the Federal Reserve Board, by order or regulation, has found those activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve Board has determined by regulation to be proper incidents to the business of a bank holding company include making or servicing loans and certain types of leases, engaging in certain insurance and discount brokerage activities, performing certain data processing services, acting in certain circumstances as a fiduciary or investment or financial adviser, owning savings associations, and making investments in certain corporations or projects designed primarily to promote community welfare.

The Federal Reserve Board has imposed certain capital requirements on bank holding companies under the BHCA, including a minimum leverage ratio and a minimum ratio of “qualifying” capital to risk-weighted assets. These requirements are described below under “Capital Regulations.” Subject to its capital requirements and certain other restrictions, the Company may borrow money to make a capital contribution to Bank of New Albany, and such loans may be repaid from dividends paid from Bank of New Albany to the Company (although the ability of Bank of New Albany to pay dividends is subject to regulatory restrictions as described below in “Bank of New Albany - Dividends”). The Company is also able to raise capital for contribution to Bank of New Albany by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

Source of Strength; Cross-Guarantee. In accordance with Federal Reserve Board policy, the Company is expected to act as a source of financial strength to Bank of New Albany and to commit resources to support Bank of New Albany in circumstances in which the Company might not otherwise do so. Under the BHCA, the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve Board’s determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution’s financial condition.

State and FDIC Regulation. Bank of New Albany is subject to regulation and periodic examinations by the FDIC and the State of Mississippi Department of Banking and Consumer Finance. These regulatory authorities examine such areas as reserves, loan and investment quality, management policies, procedures and practices and other aspects of operations. These examinations are designed for the protection of the Banks’ depositors, rather than their stockholders. In addition to these regular examinations, the Company and the Banks must furnish periodic reports to their respective regulatory authorities containing a full and accurate statement of their affairs.

FDICIA. All insured institutions must undergo regular on-site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC and the appropriate agency (and state supervisor when applicable). FDICIA also directs the FDIC to develop with other appropriate agencies a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition, or any other report of any insured depository institution. FDICIA also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to: (i) internal controls, information systems, and audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; and (v) asset quality.

FDICIA contains a “prompt corrective action” section intended to resolve problem institutions at the least possible long-term cost to the deposit insurance funds. Pursuant to this section, the federal banking agencies are required to prescribe a leverage limit and a risk-based capital requirement indicating levels at which institutions will be deemed to be “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” In the case of a depository institution that is “critically undercapitalized” (a term defined to include institutions which still have positive net worth), the federal banking regulators are generally required to appoint a conservator or receiver.

Deposit Insurance. The FDIC establishes rates for the payment of premiums by federally insured banks and thrifts for deposit insurance. A separate Bank Insurance Fund (“BIF”) and Savings Association Insurance Fund (“SAIF”) are maintained for commercial banks and thrifts, respectively, with insurance premiums from the industry used to offset losses from insurance payouts when banks and thrifts fail. Since 1993, insured depository institutions like Bank of New Albany have paid for deposit insurance under a risk-based premium system.

Transactions With Affiliates and Insiders. Bank of New Albany is subject to Section 23A of the Federal Reserve Act, which places limits on the amount of loans to, and certain other transactions with, affiliates, as well as on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the Bank’s capital and surplus and, as to all affiliates combined, to 20% of the Bank’s capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements.

Bank of New Albany is also subject to Section 23B of the Federal Reserve Act, which prohibits an institution from engaging in certain transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution, as those prevailing at the time for comparable transactions with nonaffiliated companies. Bank of New Albany is subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC, the OCC, or the Office of Thrift Supervision shall evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility.

Other Regulations. Interest and certain other charges collected or contracted for by Bank of New Albany are subject to state usury laws and certain federal laws concerning interest rates. Bank of New Albany’s loan operations are subject to certain federal laws applicable to credit transactions, such as the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers; the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs community it serves; the Equal Credit Opportunity Act, prohibiting discrimination on the basis of creed or other prohibited factors in extending credit; the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies; the Fair Debt Collection Act, concerning the manner in which consumer debts may be collected by collection agencies; and the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws. The deposit operations of Bank of New Albany also are subject to the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, and the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that Act, which governs automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Enforcement Powers. FIRREA expanded and increased civil and criminal penalties available for use by the federal regulatory agencies against depository institutions and certain “institution-affiliated parties” (primarily including management, employees, and agents of a financial institution, independent contractors such as attorneys and accountants, and others who participate in the conduct of the financial institution’s affairs). These practices can include the failure of an institution to timely file required reports; the filing of false or misleading information; or the submission of inaccurate reports. Civil penalties may be as high as $1,000,000 a day for such violations. Criminal penalties for some financial institution crimes have been increased to twenty years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, FIRREA expanded the appropriate banking agencies’ power to issue cease and desist orders that may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications, or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

Effect of Governmental Monetary Policies. The earnings of Bank of New Albany are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments, and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

Financial Services Modernization Act. On November 12, 1999 the Gramm-Leach-Bliley Act of 1999 (the “Financial Services Modernization Act”) was signed into law. The Financial Services Modernization Act repeals the two affiliation provisions of the Glass-Steagall Act: Section 20, which restricted the affiliation of Federal Reserve Member Banks with firms “engaged principally” in specified securities activities; and Section 32, which restricts officer, director, or employee interlocks between a member bank and any company or person “primarily engaged” in specified securities activities. In addition, the Financial Services Modernization Act also contains provisions that expressly preempt any state law restricting the establishment of financial affiliations, primarily related to insurance. The general effect of the law is to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers by revising and expanding the BHCA framework to permit a holding company system to engage in a full range of financial activities through a new entity known as a Financial Holding Company. “Financial activities” is broadly defined to include not only banking, insurance, and securities activities, but also merchant banking and additional activities that the Federal Reserve, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

         Generally, the Financial Services Modernization Act:

         o        Repealed historical restrictions on, and eliminated many federal and state law barriers to, affiliations among banks, securities firms, insurance companies, and other financial service providers;

         o        Provided a uniform framework for the functional regulation of the activities of banks, savings institutions, and their holding companies;

         o        Broadened the activities that may be conducted by national banks, banking subsidiaries of bank holding companies, and their financial subsidiaries;

         o        Provided an enhanced framework for protecting the privacy of consumer information;

         o        Adopted a number of provisions related to the capitalization, membership, corporate governance, and other measures designed to modernize the Federal Home Loan Bank system;

         o        Modified the laws governing the implementation of the Community Reinvestment Act ("CRA"); and

         o        Addressed a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

In order for a bank holding company to take advantage of the ability to affiliate with other financial services providers, that company must become a “Financial Holding Company” as permitted under an amendment to the BHCA. To become a Financial Holding Company, the Company would file a declaration with the Federal Reserve, electing to engage in activities permissible for Financial Holding Companies and certifying that it is eligible to do so because all of its insured depository institution subsidiaries are well-capitalized and well-managed. In addition, the Federal Reserve must also determine that each insured depository institution subsidiary of the Company has at least a “satisfactory” CRA rating.

The Financial Services Modernization Act also includes a new section of the Federal Deposit Insurance Act governing subsidiaries of state banks that engage in “activities as principal that would only be permissible” for a national bank to conduct in a financial subsidiary. It expressly preserves the ability of a state bank to retain all existing subsidiaries. In order to form a financial subsidiary, a state bank must be well-capitalized, and the state bank would be subject to the same capital deduction, risk management and affiliate transaction rules as applicable to national banks.

The Company and Bank of New Albany do not believe that the Financial Services Modernization Act will have a material adverse effect on operations in the near-term. However, to the extent that it permits banks, securities firms, and insurance companies to affiliate, the financial services industry may experience further consolidation. The Financial Services Modernization Act is intended to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, this act may have the result of increasing the amount of competition that the Company and Bank of New Albany face from larger institutions and other types of companies offering financial products, many of which may have substantially more financial resources than the Company and Bank of New Albany.

Sarbanes Oxley Act. The Sarbanes Oxley Act of 2002 was Congress’ response to the accounting and corporate governance failures of Enron and WorldCom. Signed into law by President Bush On July 30, 2002, the Sarbanes Oxley Act: created the Public Company Accounting Oversight Board; established new federal requirements for the composition and activities of audit committees; prohibited loans by public companies to their executives; enhanced disclosure of financial information; and required management’s certification of the accuracy of reported financial information, among other things. While directly applicable to registered public companies, the Sarbanes Oxley Act has been viewed as a standard for corporate “best practices,” and as such, portions of the Sarbanes Oxley Act have been adopted by the federal banking regulators as guidelines in conducting bank examinations.

Capital. The Company and Bank of New Albany are required to comply with the capital adequacy standards established by the Federal Reserve Board and the FDIC. There are two basic measures of capital adequacy for bank holding companies and their banking subsidiaries: a risk-based measure and a leverage measure.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among depository institutions and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The minimum guideline for the total capital to risk-weighted assets, including certain off-balance sheet items such as standby letters of credit (“total capital ratio”) is 8.0 percent. At least half of total capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets (“Tier 1 capital”). The remainder may consist of subordinated debt, other preferred stock, a limited amount of loan loss reserves, and unrealized gains on equity securities subject to limitations (“Tier 2 capital”).

The following table represents the capital ratios for the Bank of New Albany as of December 31, 2005:

Risk-Based Capital Ratio                           Actual Ratio                          Minimum Requirement
------------------------                           ------------                          -------------------

Total Capital                                            24.8%                                   8%
Tier I Capital to Risk-Weighted Assets                   23.5%                                   4%
Tier I Capital to Average Assets                         13.0%                                   4%

Deposit Insurance Assessments. The deposits of Bank of New Albany are insured by the FDIC up to the limits set forth under applicable law. A majority of the deposits of Bank of New Albany are subject to the deposit insurance assessments of the Bank Insurance Fund (“BIF”) of the FDIC. However, a portion of Bank of New Albany’s deposits, relating to a savings association acquisition, are subject to assessments imposed by the Savings Association Insurance Fund (“SAIF”) of the FDIC. The FDIC equalized the assessment rates for BIF-insured and SAIF-insured deposits effective January 1, 1997. The assessments imposed on all FDIC deposits for deposit insurance have an effective rate ranging from 0 to 27 basis points per $100 of insured deposits, depending on the institution’s capital position and other supervisory factors. Legislation was enacted in 1996 requiring both SAIF-insured and BIF-insured deposits to pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation (“FICO”). The FDIC is currently assessing, effective for the first quarter of 2006, BIF- and SAIF-insured deposits totaling an additional 1.68 basis points per $100 of deposits.

Competition

The banking business is a highly competitive business. The Company’s market area consists principally of Union County in Mississippi. The Company competes with other financial institutions, as well as insurance companies and various other entities, for deposits and in providing financial services in these counties and the surrounding counties. The Company, as provided by the FDIC Market Share Report of June 30, 2005 (the latest Market Share Report), held 67.73% of the deposit market in Union County. The remainder of the deposits in Union County as of June 30, 2005 were held by Regions Bank (head office in Birmingham, Alabama) with 27.21% and Renasant Bank (head office in Tupelo, Mississippi) with 5.06%.

ITEM 1A.  RISK FACTORS

Because of the Lack of an Established Trading Market and Restrictions on Transfer, Shareholders May Not be Able to Quickly and Easily Sell Their Common Stock.

There has been no established or liquid market for the Common Stock. Because of the substantial restrictions on transfer of the Common Stock, the Company does not anticipate that a reliable or liquid secondary trading market for the Common Stock will exist or develop in the foreseeable future.

Changes in Local Economic Conditions Could Reduce Our Income and Growth, and Could Lead to Higher Levels of Problem Loans and Charge-Offs.

The Company makes loans, and most of its assets are located in Union County, Mississippi. Adverse changes in economic conditions in these areas could hurt the Company’s ability to collect loans, could reduce the demand for loans, and could negatively impact performance and financial condition.

The Company's Profitability Depends on Economic Policies and Factors Beyond Our Control.

The Company’s earnings depend to a great extent on “rate differentials,” which are the differences between interest income that the Company earns on loans and investments and the interest expense paid on deposits and other borrowings. These rates are highly sensitive to many factors which are beyond the Company’s control, including general economic conditions and the policies of various government and regulatory authorities. Changes in interest rate policy by the Board of Governors of the Federal Reserve System affect the Company’s interest income, interest expense and investment portfolio. Also, governmental policies such as the creation of a tax deduction for individual retirement accounts can increase savings and affect the cost of funds. A rapid increase or decrease in interest rates could have an adverse effect on the net interest margin and results of operations of the Company. The nature, timing and effect of any future changes in federal monetary and fiscal policies on the Company and its results of operations are not predictable.

There is No Assurance That the Company Will be Able to Successfully Compete with Others for Business.

The banking business is highly competitive, and the profitability of the Company depends principally upon its ability to compete in the market areas where its banking operations are located. The Company competes with other commercial banks, savings banks, savings and loan associations, credit unions, mortgage companies, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and certain other non-financial entities, including retail stores which may maintain their own credit programs and certain governmental organizations which may offer more favorable financing than the Company. Many of these competitors have greater financial and other resources than the Company, and certain larger competitors are recent entrants into the Company’s markets.

The Company is subject to a Risk of Rapid and Significant Changes in Market Interest Rates.

The Company’s assets and liabilities are primarily monetary in nature, and as a result the Company is subject to significant risks tied to changes in interest rates. The Company’s ability to operate profitably is largely dependent upon net interest income. Unexpected movement in interest rates markedly changing the slope of the current yield curve could cause the Company’s net interest margins to decrease, subsequently decreasing net interest income. In addition, such changes could adversely affect the valuation of the Company’s assets and liabilities.

Greater Loan Losses than expected may adversely affect the Company's Earnings.

The Company as lender is exposed to the risk that its customers will be unable to repay their loans in accordance with their terms and that any collateral securing the payment of their loans may not be sufficient to assure repayment. Credit losses are inherent in the business of making loans and could have a material adverse effect on the Company’s operating results. The Company’s credit risk with respect to its real estate and construction loan portfolio will relate principally to the creditworthiness of corporations and the value of the real estate serving as security for the repayment of loans. The Company’s credit risk with respect to its commercial and consumer loan portfolio will relate principally to the general creditworthiness of businesses and individuals within the Company’s local markets.

The Company makes various assumptions and judgments about the collectibility of its loan portfolio and provide an allowance for estimated loan losses based on a number of factors. The Company believes that its current allowance for loan losses is adequate. However, if the Company’s assumptions or judgments prove to be incorrect, the allowance for loan losses may not be sufficient to cover actual loan losses. The Company may have to increase its allowance in the future in response to the request of one of its primary banking regulators, to adjust for changing conditions and assumptions, or as a result of any deterioration in the quality of the Company’s loan portfolio. The actual amount of future provisions for loan losses cannot be determined at this time and may vary from the amounts of past provisions.

Securities issued by the Company, including the Company's Common Stock, are not FDIC Insured.

Securities issued by the Company, including the Company’s common stock, are not savings or deposit accounts or other obligations of any bank and are not insured by the FDIC, the Bank Insurance Fund, or any other governmental agency or instrumentality, or any private insurer, and are subject to investment risk, including the possible loss of principal.

ITEM 2.  FINANCIAL INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

Recently Issued Accounting Standards

In January 2003, Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 46, “Consolidation of Variable Interest Entities,” was issued. FIN 46 sets forth the criteria used to determine whether an entity’s investment in a variable interest entity should be consolidated with the entity. FIN 46 is based on the general premise that a company that controls another entity through an interest other than a voting interest should consolidate the controlled entity. In December 2003, the FASB issued FIN 46 (revised December 2003)(“FIN 46R”), “Consolidation of Variable Interest Entities,” which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FIN 46. The adoption of FIN 46R has had no material impact on the financial position or results of operations of the Company.

In May 2003, SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” was issued. SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 was adopted by the Company effective May 31, 2003. The adoption of SFAS No. 150 has had no material impact on the financial position or results of operations of the Company.

In October 2003, Statement of Accounting Position (“SOP”) 03-3 “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” was issued by the American Institute of Certified Public Accountants. SOP 03-3 addresses the accounting for loans acquired through a transfer (including a business combination) that have differences between their contractual cash flows and their expected cash flows, due in part to credit quality. SOP 03-3 requires that the excess of the expected cash flows at acquisition to be collected over the acquirer’s initial investment be recognized on a level-yield basis over the loan’s life. Any future excess of contractual cash flows over the original expected cash flows is recognized as a future yield adjustment. Future decreases in actual cash flows over the original expected cash flows are recognized as an impairment and expensed immediately. Valuation allowances cannot be created or “carried over” in the initial accounting for loans acquired that are within the scope of SOP 03-3. SOP 03-3 was adopted by the Company effective January 1, 2005. The adoption of SOP 03-3 has had no material impact on the financial position or results of operations of the Company.

In December 2003, SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” was revised (“SFAS No. 132R”). SFAS No. 132R does not change the measurement or recognition provisions of the original standard, but requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132R was adopted by the Company effective December 31, 2003. The adoption of SFAS No. 132R has had no material impact on the financial position or results of operations of the Company.

In November 2003, a consensus was reached on Emerging Issues Task Force (“EITF”) No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF No. 03-1 addresses the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The disclosure requirements adopted by the EITF include aggregated data related to impaired investments in tabular form and narrative material. In September, 2004, the FASB delayed the accounting provisions contained in EITF No. 03-01. However, the disclosure requirements remain effective and were adopted by the Company effective December 31, 2003. The guidance in paragraphs 10-20 of EITF 03-1 has subsequently been replaced by guidance in Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” which is effective for reporting periods beginning after December 15, 2005. These FSPs amend EITF 03-1 by nullifying the requirements of paragraphs 10-18 of EITF 03-1, carrying forward the requirements of paragraphs 8 and 9 of EITF 03-1 with respect to cost-method investments, carrying forward the disclosure requirements included in paragraphs 21 and 22 of EITF 03-1 and related examples and references existing in other-than-temporary impairment guidance.

In December 2004, SFAS No. 123, “Share-Based Payment,” was revised (“SFAS No. 123R”). SFAS No. 123R requires compensation cost related to share-based payment transactions to be recognized in the financial statements. Compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued and is to be recognized over the period that an employee is required to provide services in exchange for the award. SFAS 123R will be effective for public companies that do not file as small business issuers as of the beginning of the first annual reporting period that begins on or after June 15, 2005. The adoption of SFAS No. 123R is expected to have no material impact on the financial position or results of operations of the Company.

In March 2005, FIN 47 “Accounting for Conditional Asset Retirement Obligations” was issued. FIN 47 requires conditional asset retirement obligations to be recognized if a legal obligation exists to perform asset retirement activities and a reasonable estimate of the fair value of the obligation can be made. FIN 47 also provides guidance as to when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 was adopted by the Company effective December 31, 2005. The adoption of FIN 47 has had no material impact on the financial position or results of operations of the Company.

Application of Critical Accounting Policies

Release 33-8098 requires the company to disclose any accounting estimates based on highly uncertain data and any material impact from adopting an accounting statement or policy.

The primary area in which there is uncertainty is the potential losses in the loan portfolio. In this area, an estimate is derived from an analysis of the loan portfolio and the Allowance for Loan Losses of the loans and the loan types that pose a risk of being a future loss. To prepare for the potential loss, an increase will be made to the loan loss reserve, if needed, for the inclusion of the balances or a percentage of the balances of the identified risks in the loan portfolio. With the need to increase the Allowance for Loan Losses, an increase will occur in bad debt expense or the Provision for Loan Losses expense which ultimately lowers the net income which is reflected on the Income Statement. In addition, the building up of the Allowance for Loan Losses results in a decrease in the total assets reflected on the balance sheet by the decrease in the net loan portfolio. The amount expensed - which is a non-cash transaction - for the accounting period will be an adjustment on the Statement of Cash Flows. In 2005, the allocation to Allowance for Loan Losses increased expenses and lowered net income and net assets by $240 thousand. For future periods, the affect on the income statement and the balance sheet will be dependent on the amount of loan charge offs and the strength of the loan portfolio for the accounting period. If the charge offs decrease and the analysis of the loan portfolio and the Allowance for Loan Losses determine no additional provisions are required, the cease or decrease of the accrual estimate will boast income and net assets. See “Allowance and Provision for Loan Losses” for more details.

There has been no material impact from adopting an accounting statement as elaborated in the section on Recently Issued Accounting Standards.

During the first quarter of 2006, the bank's profits were up by 5.7% over the March 31, 2005 results, which amounted to $84,203 additional net income. Net interest income was up 4.1% over the first quarter 2005 figures and provided $112,048 additional income. Total assets increased to $334,917,068, which resulted from a 4.9% increase over the March 31, 2005 totals. Total loans and leases for March 31, 2006, equaled $172,444,728, and registered a 1.9% increase over the previous twelve-month period. There was an increase of 6.2% in total deposits, which put the March 31, 2006 total at $283,241,749.

The bank's year to date Return on Average Assets for March 31, 2006, was 1.90%. Net Interest Margin for the March 31, 2006 year to date period was 3.67%. These above-average performance ratios are achieved mainly as the result of a strong Efficiency Ratio of 43.62%, which measures how much it cost the bank to generate $1 of income (approximately 44 cents cost to generate $1 of income). As far as capital strength, the bank's capital to asset ratio at March 31, 2006, is 12.6%. The loan loss reserve ratio to total loans outstanding, which could be considered additional capital, was 1.90%, and appears to be adequate at this time.

SELECTED FINANCIAL DATA

Comparative Quarterly Information

Financial Statement Analysis
2006
                                                                         2006                                3/31/2006    Budget
                                 January     February      March         YTD       3/31/2005    Difference     Budget   Difference
                             ------------ ------------ ------------ ------------ ------------ ------------ ------------ ----------
Net Interest Income          $    930,647 $    882,991 $    989,758 $  2,803,396 $  2,691,348  $   112,048 $  2,823,939  ($20,543)
Other Income                      168,371      168,346      454,034      790,751      610,374      180,377      642,750    148,001
                             ------------ ------------ ------------ ------------ ------------ ------------ ------------ ----------
                             $  1,099,018 $  1,051,337 $  1,443,792 $  3,594,147 $  3,301,722  $   292,425 $  3,466,689 $  127,458
                             ------------ ------------ ------------ ------------ ------------ ------------ ------------ ----------
Provision for Loan Losses    $     20,000 $     20,000 $     20,000 $     60,000 $     60,000  $         0 $     60,000 $        0
Provision for Overdraft
 Losses                      $          - $          - $          - $          0 $          -  $         0 $          - $        0
Personnel Expense                 279,039      276,700      387,528      943,267      843,317       99,950      942,014      1,253
Occupancy Expense                  16,334       20,820       11,307       48,461       63,430     (14,969)       61,150   (12,689)
Equipment Expense                  38,980      170,732      100,997      310,709      142,306      168,403      230,375     80,334
Other Expense                      84,514       71,266      109,488      265,268      267,642      (2,374)      289,150   (23,882)
                             ------------ ------------ ------------ ------------ ------------ ------------ ------------ ----------
                             $    438,867 $    559,518 $    629,320 $  1,627,705 $  1,376,695  $   251,010 $  1,582,689 $   45,016
Provision for Income Taxes        131,880      131,880      153,140      416,900      459,688     (42,788)      446,750   (29,850)
Gain/Loss on Investment
 SecuritieS                             -          -           -               0            -            0        (250)        250
                             ------------ ------------ ------------ ------------ ------------ ------------ ------------ ----------
    Total Expense            $    570,747 $    691,398      782,460 $  2,044,605 $  1,836,383  $   208,222 $  2,029,189 $   15,416
                             ------------ ------------ ------------ ------------ ------------ ------------ ------------ ----------
NET INCOME                   $    528,271 $    359,939 $    661,332 $  1,549,542 $  1,465,339  $    84,203 $  1,437,500 $  112,042
                             ============ ============ ============ ============ ============ ============ ============ ==========
Budgeted Net Income          $    479,166 $    479,166 $    479,167 $  1,437,499                           $  5,750,000

Total Assets                 $326,319,425 $333,220,042 $334,917,068 $334,917,068 $319,357,261  $15,559,807 $329,604,547 $5,312,521
Total Loans and Leases       $170,276,354 $170,811,482 $172,444,728 $172,444,728 $169,203,044  $ 3,241,684
Total Deposits               $275,251,303 $281,502,685 $283,241,749 $283,241,749 $266,739,853  $16,501,896
Budgeted Total Assets        $327,374,250 $328,432,696 $329,604,547 $329,604,547

Return on Average Assets (YTD)      1.91%        1.42%        2.33%        1.90%        1.85%        0.05%        1.73%      0.17%
Net Interest Margin                 3.60%        3.74%        3.71%        3.67%        3.69%       -0.02%        3.66%      0.01%

Efficiency Ratio                   38.11%       51.32%       42.20%       43.62%       39.88%        3.74%       43.92%     -0.30%
Loan Loss Reserve to Loans          1.86%        1.90%        1.90%        1.90%        1.80%        0.10%
12/31/05 Net Income $5,717,892
12/31/05 Total Assets $326,202,399

Five Year Financial Summary

The following table sets forth certain financial information for the Company on a consolidated historical basis. Such information should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and notes appearing elsewhere in this Registration Statement.

                                                 The Company
                                    Table 1 - Five Year Financial Summary

                                          12/31/05      12/31/04       12/31/03       12/31/02      12/31/01

Income Statement Data:
Interest and Dividend Income             11,909,573    10,937,858     11,250,801     16,576,547    19,132,957
Interest Expense                          6,633,419     5,227,864      5,531,414      6,880,988     9,854,049
Net Interest Income                      10,892,501    10,553,670      9,935,157      9,695,559     9,278,908
Provision for Loan Losses                   240,000       256,012        588,183        831,681       300,000
Net Interest Income After Provision      10,652,501    10,297,658      9,346,974      8,863,878     8,978,908
Noninterest Income                        2,396,673     2,359,378      2,581,790      1,990,413     1,235,331
Noninterest Expenses                      5,567,759     5,278,403      4,916,268      4,647,686     4,340,522
Income Before Provision for Income        7,481,415     7,378,633      7,012,496      6,206,605     6,206,605
Taxes
Income Tax Expense                        1,771,965     1,877,703      1,758,636      1,505,402     1,539,303
NET INCOME                                5,709,450     5,500,930      5,253,860      4,701,203     4,334,414

Per Share Data:
Net Income*                                    3.24          3.14           3.02           2.61          2.41
Cash Dividends*                                2.00          2.00           1.80           1.75          2.75
Book Value*                                   23.25         22.61          21.67          19.93         18.36

*The per share data for net income and book value was derived using the weighted average number of outstanding shares for each period.  Weighted average shares does not include shares held by the Employee
Stock Ownership Plan that have not yet been released to plan participants. The per share data for cash dividends reflects the actual number of shares on which dividends were paid.

Other Ratios:

Return on Average Assets                       1.79          1.76           1.70           1.69          1.64

Return on Equity                              14.17         14.22          14.27          13.64         12.15

Loans to Deposits                             61.24         62.53          64.14          66.01         65.37

Loans to Total Assets                         51.53         52.26          55.27          56.73         56.34

Equity Capital to Total Assets                12.56         12.35          12.71          12.70         12.13

Average Equity to Average Assets              12.63         12.35          11.90          12.42         13.52

Dividend Payout Ratio                         63.05         65.44          61.67          67.00         54.30

Other Financial Data:

Cash Dividends Declared                   3,600,000     3,600,000      3,240,000      3,150,000     2,353,637

Weighted Average                          1,761,434     1,751,943      1,742,407      1,800,000     1,800,000

Outstanding Common Shares

                                          12/31/05      12/31/04       12/31/03       12/31/02      12/31/01

Balance Sheet Data:

Total Assets                            326,202,399   320,749,881    297,046,878    282,356,750   272,452,583

Earning Assets                          302,783,280   297,172,951    269,195,709    260,136,397   254,129,253

Securities available for sale            83,717,169    82,022,265     61,617,449     53,416,711    70,547,948

Securities held to maturity              47,188,220    44,645,654     42,725,206     45,456,226    25,573,217

Loans - Net                             168,075,991   167,631,032    164,175,254    160,174,560   153,493,788

Allowance for Loan Losses                 3,152,598     3,016,816      3,137,341      3,051,373     2,484,249

Total Deposits                          274,441,639   268,058,140    255,981,672    242,657,130   234,797,581

Savings Deposits                         87,340,235    89,534,140     81,641,606     76,011,451    61,446,825

Time Deposits                           124,598,490   116,078,531    115,407,332    113,332,315   120,890,923

Long Term Debt                            9,410,775    12,053,035      2,512,357      2,958,930     3,372,951

Stockholders' Equity                     40,958,917    39,602,949     37,751,824     35,872,176    33,053,772

Average Balances:

Total Assets                            318,989,000   313,304,000    309,313,000    277,405,000   263,854,000

Earning Assets                          298,702,000   289,896,000    287,437,000    257,133,000   248,076,000

Securities                              127,635,000   113,868,000     99,820,000     97,497,000    90,454,000

Total Loans                             169,936,000   172,650,000    186,997,000    156,834,000   152,533,000

Allowance for Loan Losses                 3,085,000     3,077,000      3,094,000      2,768,000     2,457,000

Savings Deposits                         87,256,000    85,478,000     80,732,000     68,729,000    54,626,000

Time Deposits                           120,453,000   115,261,000    114,576,000    117,112,000   120,238,000

Long-Term Borrowings                     11,034,000     7,458,000      2,736,000      3,166,000     1,687,000

Shareholder's Equity                     40,281,000    38,677,000     36,812,000     34,463,000    35,684,000

Other Data:

Number of Employees                              79            75             78             77            84
Management's Discussion and Analysis of Financial Condition and Results of Operations For the Years Ended December 31, 2005, 2004 and 2003

Management’s Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of the Company’s balance sheets and statements of income. This section should be read in conjunction with the Company’s Consolidated Financial Statements and accompanying Notes and other detailed information appearing elsewhere in this Registration Statement.

This discussion includes various forward-looking statements with respect to credit quality (including delinquency trends and the allowance for loan losses), corporate objectives and other financial and business matters. When used in this discussion the words “anticipate,” “project,” “expect,” “believe,” and similar expressions are intended to identify forward-looking statements. The Company cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, all of which may change over time. Actual results could differ materially from forward-looking statements.

In addition to factors disclosed by the Company elsewhere in this Registration Statement, the following factors, among others, could cause actual results to differ materially from such forward-looking statements: exposure to local economic conditions, interest rate risk, credit quality, risks inherent in consumer and commercial lending, competition, and the extent and timing of legislative and regulatory actions and reforms.

Results of Operations

Overview

The Company earned $5,709,450 or $3.24 per share for 2005, compared to $5,500,930 or $3.14 per share for 2004. This increase was primarily due to an increase in net interest income and a decrease in the provision for income taxes. Net interest income increased because the rates on earning assets increased more rapidly than did the rates on deposits and other liabilities. The provision for income taxes decreased primarily because a larger percentage of interest income was from tax-exempt securities in 2005 compared to 2004.

Net income increased by 4.7% in 2004 compared to 2003. This increase was due primarily to a decrease in the provision for loan losses.

Net Interest Income

Net interest income is the most significant component of the Company’s earnings. Net interest income is the difference between interest and fees realized on earning assets, primarily loans and securities, and interest paid on deposits and other borrowed funds. The net interest income is determined by several factors, including the volume of earning assets and liabilities, the mix of earning assets and liabilities and interest rates. Although there are a certain number of these factors which can be controlled by management policies and actions, there are certain other factors, such as the general level of credit demand, the Federal Reserve Board monetary policy, and changes in tax law that are beyond the control of management.

The increases in net interest income in 2005, 2004, and 2003 are due primarily to the rates on earning assets increased more rapidly than did the rates on deposits and other liabilities.

         The following table sets forth the major components of interest earning assets and interest-bearing liabilities for three consecutive years ending December 31, 2005.

                                                      The Company
                            Table 2 - Average Balances; Interest Earned and Interest Yields

                                                                Years ended December 31,
                                 Average    2005     Average   Average    2004     Average   Average    2003    Average
                                 Balance  Interest   Yields    Balance  Interest   Yields    Balance  Interest   Yields
                                                      (in thousands except yield and margin data)

Assets:
Interest-Earning Assets:
Securities                        128,168     5,585      4.36   113,023     4,875      4.31    98,106     4,210     4.29
BV to MV **                          (533)                           845                         1,714
Total Securities                  127,635     5,585      4.38   113,868     4,875      4.28    99,820     4,210     4.22

Loans (2)
Commercial/Agricultural            12,247       860      7.02    12,025       748      6.22    12,243       748     6.11
Consumer/Installment               18,630     1,528      8.20    20,190     1,517      7.51    20,485     1,613     7.87
Real Estate                       135,145     9,224      6.83   133,673     8,400      6.28   131,236     8,545     6.51
Other Personal Loans                3,914       298      7.61     6,763       273      4.04    23,033       345     1.50
Total Loans                       169,936    11,910      7.01   172,650    10,938      6.34   186,997    11,251     6.02

Federal Funds Sold & Other          1,131        31      2.74     3,378        63      1.87       620         6     0.97

Total Earning Assets              298,702    17,526      5.87   289,896    15,876      5.48   287,437    15,467     5.38

Noninterest Earning Assets:

Allowance for Loan Losses         (3,085)                       (3,077)                       (3,094)
Fixed Assets                        2,955                         2,663                         2,663
Other Assets                       12,857                        10,858                        10,186
Cash and Due Froms                  7,560                        12,964                        12,121

Total Noninterest Earning          20,287                        23,408                        21,876
Assets

Total Assets                      318,989                       313,304                       309,313

Liabilities & Shareholder
Equity

Interest-Bearing Liabilities
Deposits:
Interest-Bearing DDA **             34,497       194      0.56    35,020       194      0.55    33,171       222     0.67
Savings Deposits                   87,256     2,302      2.64    85,478     1,736      2.03    80,732     1,843     2.28
Time Deposits                     120,453     3,827      3.18   115,261     3,298      2.86   114,576     3,466     3.03

Total Interest-Bearing Deposits   242,206     6,323      2.61   235,758     5,228      2.22   228,479     5,531     2.42

Borrowed Funds
Fed Funds Purchased                    76         3      3.93       548         8      1.46         9         0     0.00
Other Borrowed Funds*              11,034       307      2.78     7,458        86      1.15     2,736         0     0.00

Total Borrowed Funds*              11,110       310      2.79     8,006        94      1.17     2,745         0     0.00

Total Interest-Bearing            253,316     6,633      2.62   243,764     5,322      2.18   231,224     5,531     2.39
Liabilities

Non-Interest-Bearing
Liabilities
Non-Interest-Bearing Deposits      29,044                        26,261                        20,840
Other Liabilities                   1,231                           918                           835

Shareholders' Equity               40,281                        38,677                        36,812

Total Liabilities & SH Equity     323,854                       309,620                       289,711

Net Interest Income &
Interest Rate Spread                         10,893      3.25              10,554      3.29               9,936     2.99

Net Interest Margin                          62.15%                        66.48%                        64.24%

* - Interest expense on leveraged ESOP debt is immaterial and is included in compensation expense for all years presented
** - BV = Book Value; MV = Market Value; DDA = Demand Deposit Account

The following table sets forth net interest earning assets and liabilities for 2005, 2004 and 2003.

                  Table 3 - Net Interest Earning Assets

                                             2005                2004                2003

                  Average Interest
                  Earning Assets            298,702             289,896             287,437

                  Average Interest
                  Bearing Liabilities       253,316             243,764             231,224

                  Net                        45,386              46,132              56,213

Table 3A - Volume/Rate Analysis depicts the dollar effect of volume and rate changes from 2003 to 2005. Variances which were not specifically attributable to volume or rate were allocated proportionately between rate and volume using the absolute values of each for a basis for the allocation. Non-accruing loans were included in the average loan balances used in determining the yields.

                                 Table 3A - Volume/Rate Analysis

                                  2005 Change from 2004              2004 Change from 2003
                                Volume    Rate         Total      Volume      Rate          Total
                                                          (in thousands)

INTEREST INCOME:

Loans                            (172)   1,144            972      (864)       551           (313)

Investment Securities              589     121            710        593        72             665

Other                             (42)      10           (32)         27        30              57

Total Interest Income              375   1,275          1,650      (244)       653             409

INTEREST EXPENSE:

Interest Bearing
Demand Deposit Accounts            (3)       3              0         12      (40)            (28)

Savings Deposits                    36     530            566        108     (215)           (107)

Time Deposits                      148     381            529         21     (189)           (168)

Borrowed Funds                      36     180            216         94         0              94

Total Interest Expense             218   1,093          1,311        235     (444)           (209)

NET INTEREST INCOME                157     182            339      (479)     1,097             618
Non-Interest Income and Non-Interest Expense

Non-interest expense increased by 7.4% from 2003 to 2004 and increased by 5.5% from 2004 to 2005, primarily because of increases in salaries and employee benefits and increased depreciation charges resulting from acquisition of information technology equipment.

Non-interest income increased slightly in 2005 compared to 2004. Non-interest income decreased by $222,412 in 2004 compared to 2003 due to a large decrease in gain from investment securities transactions.

The following table provides details on non-interest income and expense for the Years ended December 31, 2003 through 2005.

         Table 4 - Non-Interest Income and Expense

                                                                    For the Year Ended December 31,
                                                                 2005            2004            2003

         Non-Interest Income:
         Trust Department Income                                 34,026          11,620           8,936
         Service Charges: Deposits                            1,735,971       1,730,593       1,731,653
         Other Operating Income                                 626,676         617,165         841,201
         Total Non-Interest Income                            2,396,673       2,359,378       2,581,790

         Non-Interest Expense:
         Salaries & Employee Benefits                         3,564,659       3,400,873       3,258,737
         Occupancy Expense, net of rental income                224,931         181,454         150,699
         Equipment Expense                                      758,466         612,529         526,556
         Other Expenses                                       1,019,703       1,083,547         980,276
         Total Non-Interest Expense                           5,567,759       5,278,403       4,916,268
Off Balance Sheet Arrangements

The Company’s primary off-balance sheet arrangements are in the form of line of credit commitments and standby letters of credit. At December 31, 2005 and December 31, 2004 the Company had the following unfunded commitments under lines of credit and standby letters of credit committed:

UNFUNDED COMMITMENTS UNDER LINES OF CREDIT           $10,362,562 - 12/31/05
                                                     $ 9,927,477 - 12/31/04

STANDBY LETTERS OF CREDIT                            $ 5,944,505 - 12/31/05
                                                     $ 6,999,871 - 12/31/04

Letters of credit are issued to facilitate the borrowers’ business and are usually related to the acquisition of inventory or of assets to be used in the customers’ business. Letters of credit are generally secured and are underwritten using the same standards as traditional commercial loans. Most standby letters of credit expire without being presented for payment. However, the presentment of a standby letter of credit would create a loan receivable from the Bank’s loan customer.

Tabular Disclosure of Contractual Obligations

The following table summarizes the obligations of the Company.

(Amounts in thousands)                                                Payments Due by Period
                                             -------------------------------------------------------------------------
                                                                Less                                         More
                                                               Than 1          1 - 3          3 - 5         Than 5
Contractual Obligations                          Total          Year           Years          Years         Years
----------------------------------------------------------------------------------------------------------------------

Long-Term Debt                                $9,301,422    $2,100,000     $3,900,000     $1,800,000     $1,501,422

Capital Lease Obligations                              -             -              -              -              -

Operating Leases                                 $20,600        $2,400         $4,800         $4,800         $8,600
                                                 $13,650        $7,800         $5,850              0              0
                                              ----------    ----------     ----------     ----------     ----------
                                                 $34,250       $10,200        $10,650         $4,800         $8,600

Purchase Obligations                                   -             -              -              -              -

Other Long-Term Liabilities                            -             -              -              -              -
                                             -------------------------------------------------------------------------

Total                                         $9,335,672    $2,110,200     $3,910,650     $1,804,800     $1,510,022
                                             =========================================================================
Income Taxes

The Company records a provision for income taxes currently payable, along with a provision for those taxes in the future. Such deferred taxes arise from differences in timing of certain items for financial statement reporting rather than income tax reporting. The Company benefits in its computation of income taxes due from having tax-exempt securities and loans.

Financial Condition

Loans

The loan portfolio constitutes the major earning asset of the Company and in the opinion of management offers the best alternative for maximizing interest spread above the cost of funds. The continuing loan growth is primarily due to general growth in the local economy and historically low interest rates. Loans secured by one to four residential properties comprise the largest segment of the loan portfolio. Commercial loans which bear a higher degree of risk comprise 6.2% of the loan portfolio at December 31, 2005. Agricultural loans, another type of loan that carries a higher degree of risk are 0.34% of the loan portfolio at December 31, 2005.

Authorization of Loans

The Board of Directors of the Corporation has approved guidelines and policies specific for each type loan. These guidelines are followed under the direction of the President and the Senior Loan Officer. All loans made above $25,000 are reviewed by the bank board’s loan committee each month. Each loan officer has an individual lending limit (not to exceed $250,000) which is assigned based upon their lending experience and length of service. Each loan officer is responsible for reviewing the maker(s) repayment ability, source of repayment, type and sufficiency of collateral, and length of repayment. Any loan in excess of the loan officer’s lending limit must be approved prior to consummation by the Senior Loan Officer or the President. For loans or lines in excess of $250,000, pre-approval by the bank’s Board of Directors is required.

Collateral and Documentation Requirements

All loans must have an ample margin of safety between the loan advance and the current fair value of the collateral. The benchmark, under normal circumstances, is loan advances for all types of loans should not to exceed 80% of the current fair value of the collateral. However, decisions of judgment are needed in special circumstances and this percentage may be reduced by the abnormality/unusual nature of the collateral. Documentation of the collateral is properly collected before the loan transaction is completed and will meet the requirements (to name a few) of the Mississippi Uniform Commercial Code, the Loan Policy, and all pertinent regulations. In an effort to secure and to protect the liens of the Bank of New Albany, a staff provides loan management with periodic reports highlighting loan accounts requiring additional documentation. In addition, the compliance and loan review officer along with the internal audit staff monitor the procedures on an ongoing basis with reports for management of any deficiencies.

Characteristics, Criteria and Risks of Types

The composition of the loan portfolio consists chiefly of real estate, agricultural, consumer and commercial loans. Real estate loans, in addition to the general collateral and documentation requirements, require the performance of an appraisal or evaluation before the credit decision is made. An appraisal is required for all new real estate loans where the loan amount is $250,000 or greater. All appraisals must be prepared by a certified appraiser. However, on 1-4 family residential real estate loans less than $1,000,000, the appraisal may be prepared by a licensed appraiser. For small loans (less than $250,000), the appraisals may be performed by a certified or licensed in-house appraiser. Real estate loans are normally considered a low risk due to the required strength in collateral. Agricultural loans mandate an extensive review of the customer’s farming tract record, financial statements, cash flow statements, projected income and collateral. The depth of these reviews should determine the honesty, integrity, the debt status, the repayment ability and the collateral strength of the farmer. To combat this high risk area, the bank’s policy is for production loans to be completely secured with tangible assets and not to exceed 60% of the projected cash repayment ability. Consumer loans is another area of high risk due to the type and location of the collateral and the volatility of the economy which may affect the payback ability of the customer. The consumer loans normally require the pledging of collateral. However, up to $10,000 may be extended without the pledging of the collateral but must be based on the creditworthiness of the loan applicant. Credit card loans (a very high risk area) - in the consumer group - require a financial statement submitted in order for a credit limit of $5,000 and over to be granted. Commercial loans require a review of the purpose and the assessment of the future benefit of the operation, the financial statements, and the collateral on the onset to determine the strength of the potential loan asset. The degree of risks associated with the commercial lending is dependent on the completeness of the initial loan evaluation process.

Concentration of Credit

The bank monitors its loans in a manner that the loan portfolio will not represent an excessive risk due to concentrations of credit from a large volume of economically related assets advanced to one individual, related groups of borrowers or industry. Loans to one individual or corporation shall not exceed the limits set by state law. Mississippi state law states that the limit of lending to one individual or entity shall not exceed 20% of unimpaired capital and reserves. To keep abreast of the loan concentrations, a tracking of individual borrowers, related groups of borrowers and industry groups as well as geographical locations is compiled in a quarterly report that is presented to the Directors Loan Committee.

         The following table reflects outstanding balances by loan types for the past two years.

         Table 5 - Loans by Type

                                                                                               December 31,
                                                                                     -------------------------------
                                                                                          2005               2004
                                                                                     ------------       ------------
       Mortgage loans on real estate:
         Residential 1-4 family                                                      $ 73,269,312       $ 73,657,595
         Commercial                                                                    54,563,759         51,736,041
         Construction                                                                      11,365             35,646
         Farmland                                                                       2,972,842          2,803,649
         Second mortgages                                                               5,025,065          4,695,713
                                                                                     ------------       ------------
            Total mortgage loans on real estate                                       135,842,343        132,928,644
         Loans to farmers                                                                 588,148            394,543
         Loans to other commercial banks in the U.S.                                      961,817                  -
         Commercial loans                                                              10,564,206         13,072,044
         Consumer installment loans                                                    18,534,733         19,243,996
         Obligations of state and political subdivisions in the U.S.                    1,188,717          1,107,272
         Other loans                                                                    3,154,483          3,490,232
         Lease financing receivables                                                      447,070            470,433
                                                                                     ------------       ------------
           Total loans                                                                171,281,517        170,707,164
         Less:  Allowance for loan losses                                             (3,152,598)        (3,016,816)
         Less:  Net deferred loan fees                                                   (52,928)           (59,316)
                                                                                     ------------       ------------
           Loans, net                                                                $168,075,991       $167,631,032
                                                                                     ============       ============

         The following table reflects the maturity schedule or repricing frequency of all loans that will reprice or mature within one year.

                           Table 6 - Loan Liquidity

                                                                   12/31
                                                              2005       2004
                                                               (in thousands)
Loans That Will Reprice or Will Mature:

Within 1 Year                                                99,306     99,846

Over 1 Year:
Variable Rates                                                1,201        743
Fixed Rates                                                  70,722     70,059

Total Loans                                                 171,229    170,648

Allowance and Provision for Loan Losses

The provision for loan losses represent charges made to earnings to maintain an adequate allowance for loan losses. The allowance is maintained at an amount believed by management to be sufficient to absorb losses inherent in the credit portfolio. Factors considered in establishing an appropriate allowance include: a careful assessment of the financial condition of the borrower; a realistic determination for the value and adequacy of underlying collateral; the condition of the local economy and the condition of the specific industry of the borrower; a comprehensive analysis of the levels and trends of loan categories; and review of delinquent and classified loans.

The Company maintains a comprehensive loan review program to evaluate loan administration, credit quality, and loan documentation. This program includes a regular review of problem loans, delinquencies, and charge-offs. The adequacy of the allowance for loan losses is evaluated on a quarterly basis. This evaluation focuses on specific loan reviews, changes in the type and volume of the loan portfolio given the current and forecasted economic conditions, and historical loss experience. Any one of the following conditions may necessitate a review of a specific loan: a question of whether the customer’s cash flow or net worth may not be sufficient to repay the loan; the loan has been criticized in a regulatory examination; the accrual of interest has been suspended; serious delinquency; or other reasons where either the ultimate collectibility of the loan is in question or the loan has other special or unusual characteristics which require special monitoring.

Activity in the allowance for loan losses is reflected in Table 7 - Analysis of Allowance for Loan Losses. The recorded values of loans and leases actually removed from the consolidated balance sheets are referred to as charge-offs and, after netting out recoveries on previously charged-off assets, become net charge-offs. The Company’s policy is to charge-off loans, when, in management’s opinion, the loan is deemed uncollectible, although concerted efforts are made to maximize recovery.

                                       The Company
                           Table 7 - Allowance for Loan Losses

                                             2005      2004      2003      2002      2001
                                                          (in thousands)
Balance at Beginning of Year                 3,017     3,137     3,051     2,484     2,430

Loans Charged-Off
Commercial, Financial & Agricultural           (4)     (216)     (122)      (50)      (68)
Real Estate - Construction & Development         0         0         0         0         0
Real Estate - Mortgage                       (119)     (200)     (352)     (166)      (84)
Installment Loans to Individuals             (101)     (220)     (234)     (304)     (257)
Other                                            0         0         0         0         0
Total Charge-Offs                            (224)     (636)     (708)     (520)     (409)

Charge-Off Recovered
Commercial, Financial & Agricultural             8        37        12        28         2
Real Estate - Construction & Development         0         0         0         0         0
Real Estate - Mortgage                          34        27        41        19        40
Installment Loans to Individuals                78       195       152       207       101
Other                                            0         1         1         1        20
Total Recoveries                               120       260       206       255       163

Net Charge-Offs                              (104)     (376)     (502)     (265)     (246)

Current Year Provision                         240       256       588       832       300
Adjustment                                       0         0         0         0         0

Balance at EOY                               3,153     3,017     3,137     3,051     2,484

Loans at EOY                               171,229   170,648   167,313   163,226   155,978

Ratio: Allowance to Loans                     1.84      1.77      1.87      1.87      1.59

                                       The Company
                           Table 7 - Allowance for Loan Losses

                                             2005      2004      2003      2002      2001

Average Loans                              169,936   172,650   186,997   156,834   152,533

Ratio: Allow. To Avg Loans                    1.86      1.75      1.68      1.95      1.63

Ratio:  Net Charge Offs to Average            0.06      0.22      0.27      0.17      0.16
        Loans

                   Composition of Loan Portfolio by Type at End of Year

                                             2005      2004      2003      2002      2001
                                                          (in thousands)

Commercial, Financial & Agricultural        13,303    14,574    13,892    11,527    10,293
Real Estate - Construction & Development        11        36       131       195       367
Real Estate - Mortgage                     135,832   132,894   128,261   128,673   123,231
Installment Loans to Individuals            18,535    19,243    20,922    19,897    19,271
Other                                        3,548     3,901     4,107     2,934     2,816

Total Loans                                171,229   170,648   167,313   163,226   155,978

Nonperforming assets and relative percentages to loan balances are presented in Table 8 - Nonperforming Assets. The level of nonperforming loans and leases is an important element in assessing asset quality and the relevant risk in the credit portfolio. Nonperforming loans include non-accrual loans, restructured loans, and loans delinquent 90 days or more. Loans are classified as non-accrual when management believes that collection of interest is doubtful, typically when payments are past due over 90 days, unless well secured and in the process of collection. Another element associated with asset quality is other real estate owned (OREO), which represents properties acquired by the Company through loan defaults by customers.

Table 8 - Nonperforming Assets

                                                       December 31,
                                       2005      2004      2003      2002      2001
                                                      (in thousands)
Loans:
Non-accrual                               66     1,108     1,337     1,024       375
90 Days+ Past-Due                      1,903       220     1,075     1,760     1,187

Total Nonperforming Loans              1,969     1,328     2,412     2,784     1,562
As % of Total Loans                     1.15      0.78      1.44      1.71      1.00

Other Real Estate                         14       226       156       221        23
As % of Total Loans                     0.01      0.13      0.09      0.14      0.01

Loan Loss Reserve                      3,153     3,017     3,137     3,051     2,484

Loan Charge-Offs                         224       636       708       520       409

Total Loans including Reserve        171,229   170,648   167,313   163,226   155,978

The consolidated reserve for loan losses reflected in Table 7 are the balances remaining after the charge offs for the year.

The loan portfolio contained an aggregate of $ 66,000 in non-accrual loans and an aggregate of $1,903,000 of 90 days past due and over as of December 31, 2005. If the non-accrual loans had been performing loans during the 2005 period, interest income would have shown an addition of approximately $ 4,600. The 90 days and over past due loans are not subject to a non-accrual status and interest is accrued and recognized daily as income. The interest income recognized in 2005 for the loans classified as 90 days and over past due at December 31, 2005 totaled approximately $ 133,400.

Potential Problem Loans

As of December 31, 2005, one commercial credit line totaling $1,381 thousand has been identified by loan management as being doubtful as to the ability of the borrowers to comply with the present loan repayment terms. Analysis of possible workout plans anticipate a possible deficiency ranging from $275 thousand to $325 thousand. The actual deficiency depends on the market for the equipment and real estate at the time of disposal.

Management believes loans classified for regulatory purposes as loss, doubtful, or substandard that are not included in nonperforming or impaired loans do not represent or result from trends or uncertainties which will have a material impact on future operating results, liquidity, or capital resources. The most recent safety and soundness exam conducted by the Mississippi Department of Banking and Consumer Finance as of September 1, 2005 identified $7,262 thousand as Substandard loans and $48 thousand as Loss loans. These loans have been watched by management.

In addition to loans classified for regulatory purposes, management, also, designates certain loans for internal monitoring purposes in a watch category. Loans may be placed on management’s watch list as a result of delinquent status, concern about the borrower’s financial condition or the value of the collateral securing the loan, substandard classification during regulatory examinations, or simply as a result of management’s desire to monitor more closely a borrower’s financial condition and performance. Watch category loans may include loans with loss potential that are still performing and accruing interest and may be current under the terms of the loan agreement; however, management may have a significant degree of concern about the borrowers’ ability to continue to perform according to the terms of the loan. Loss exposure on these loans is typically evaluated based primarily upon the estimated liquidation value of the collateral securing the loan. Also, watch category loans may include credits which, although adequately secured and performing, reflect a past delinquency problem or unfavorable financial trends exhibited by the borrower.

All watch list loans are subject to additional scrutiny and monitoring. The Company’s policies require loan officers to identify borrowers that should be monitored in this fashion and believe this process ultimately results in the identification of problem loans in a more timely fashion. At December 31, 2005, the Company in its Loan Loss Reserve Analysis classified $2,262,906 with a coding of Watch, $2,423,197 with a rating of Substandard, and $1,438,576 with a rating of Doubtful.

All other real estate is carried by the Company at the lower of cost or market value less costs to dispose. Any normal expense of holding the other real estate is expensed as occurred. Any expenses from the other real estate that is substantial or that extends the life of the asset is capitalized.

An analysis of the loan portfolio and the loan loss reserve or allowance is conducted on a quarterly basis by the senior loan administrator and approved by the Board of Directors to insure that the bank is well protected against any potential and/or unexpected loan losses. To arrive at the proper grades or classifications needed in the loan loss reserve analysis, each loan officer reviews each loan in his or her portfolio. The review process will include consideration of the payment history of the customer, bankruptcy status, and stimuli in the economy or in the area that may affect the future cash flow of the customer. The loan officer and/or the senior loan administrator will grade the loan as exceptional, satisfactory, watch, substandard or doubtful. This quarterly review and grading process is conducted on an ongoing basis to identify the loans that are non-performing as well as loans that no longer require an allocation in the loan loss reserve. The required reserve will fluctuate from quarter to quarter due to the loan portfolio performance being monitored.

The composition of the allowance or reserve for loan losses is based on the risk elements in the loan portfolio. Loans with the highest risk are graded doubtful. These would be loans that have been restructured due to poor payment performance, insufficient collateral to support the loan balance, non-accrual loans and loans that have been modified due to a change in the financial condition of the borrower to such an extent that a loss would most normally be expected. Loans with the second highest risk are graded substandard. These loans normally portray extremely weak credit with a potential for either partial or total loss which must be recognized. With these loans, legal action is anticipated with the debt not being retired through liquidation of the collateral. The next risk level is the loans that are considered to be on the “watch” list. These loan customers display inadequate financial strength or credit to provide loan management with the assurance that they will meet the scheduled repayment plan. Loan customers who have filed bankruptcy present a high risk due to likelihood of the payment plan not be re-affirmed. Due to the type of collateral or lack of collateral, consumer loans without real estate are considered another area of risk requiring more reserves. Agricultural loans, by the nature of the purpose and the unforeseen elements in the farming process, completes the loans identified as having more than the normal risks.

                                         Allocation of the Allowance for Loan Losses
                                                   (Dollars in thousands)
                                                       At December 31,

                                      2005               2004              2003                2001                2000
                                 Amount  Percent    Amount   Percent    Amount  Percent   Amount   Percent    Amount  Percent

Commercial, Financial &               0      0     1436197    47.6      687465   21.9     253322     8.3      666506   26.8
Agricultural

Real Estate - Construction &          0      0           0       0           0      0          0       0           0      0
Development

Real Estate - Mortgage          2576643   81.7     1388056    46.0     1943651   62.0     1692648   55.5      444337   17.9

Installment Loans to             575955   18.3      192563     6.4      506225   16.1     1105403   36.2     1373406   55.3
Individuals

Other Loans                           0      0           0       0           0      0           0      0           0      0

Unallocated                           0      0           0       0           0      0           0      0           0      0

Total                           3152598  100.0     3016816   100.0     3137341  100.0     3051373  100.0     2484249  100.0

Securities

Securities are identified as either Available for Sale or Held to Maturity. Securities held to maturity are those securities which the Company has both the intent and the ability to hold to maturity and are reported at the amortized cost. Securities available for sale are those securities which the Company may decide to sell if needed for liquidity, asset/liability management or other reasons. Securities that are available for sale are reported at market value with the unrealized gains or losses included as a separate component of equity, net of tax.

The amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

         Table 9 - Securities

                                                                                December 31, 2005
                                                         Amortized               Gross Unrealized                 Fair
                                                           Cost              Gains            Losses             Value
Securities Available-for-Sale
Debt securities:
  U.S. Government and federal agency               $    30,991,585    $       -        $      (776,288)   $    30,215,297
  State and municipal                                   34,264,352            285,893         (568,100)        33,982,145
  Mortgage-backed                                       19,137,911             72,317         (460,501)        18,749,727
     Total debt securities                              84,393,848            358,210       (1,804,889)        82,947,169
  Marketable equity securities                             791,553                  -          (21,553)           770,000
     Total securities available-for-sale           $    85,185,401    $       358,210  $    (1,826,442)   $    83,717,169

Securities Held-to-Maturity
Debt securities:
  U.S. Government and federal agency               $    15,479,506    $       -        $      (308,056)   $  15,171,450
  State and municipal                                   25,601,036            134,529         (495,800)        25,239,765
  Mortgage-backed                                        6,107,678             23,317         (129,219)         6,001,776
     Total securities held-to-maturity             $  47,188,220      $       157,846  $      (933,075)   $    46,412,991

                                                                                December 31, 2004
                                                         Amortized               Gross Unrealized                 Fair
                                                           Cost              Gains            Losses             Value
Securities Available-for-Sale
Debt securities:
  U.S. Government and federal agency               $    29,475,693    $        78,138  $      (192,201)   $    29,361,630
  State and municipal                                   23,306,466            653,762         (155,297)        23,804,931
  Mortgage-backed                                       27,996,918            261,168         (197,382)        28,060,704
     Total debt securities                              80,779,077            993,068         (544,880)        81,227,265
  Marketable equity securities                             804,337                  -           (9,337)           795,000
     Total securities available-for-sale           $    81,583,414    $       993,068  $      (554,217)   $    82,022,265

Securities Held-to-Maturity
Debt securities:
  U.S. Government and federal agency               $    16,475,070    $        29,115  $       (46,605)   $    16,457,580
  Corporate                                                200,000              5,588                -            205,588
  State and municipal                                   19,665,295            368,021         (138,190)        19,895,126
  Mortgage-backed                                        8,305,289             68,730          (48,849)         8,325,170
     Total securities held-to-maturity             $    44,645,654    $       471,454  $      (233,644)   $    44,883,464

At December 31, 2005 and 2004, securities with a carrying value of $ 38,487,370 and $ 39,375,095, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

         The amortized cost and fair value of debt securities by contractual maturity at December 31, 2005 follows:

                                                             Available-for-Sale                   Held-to-Maturity
                                                   ----------------------------------  ------------------------------------
                                                         Amortized           Fair            Amortized            Fair
                                                           Cost              Value             Cost              Value
                                                   -----------------  ---------------  ------------------     -------------

Within 1 year                                        $    1,752,591     $   1,756,820     $    1,606,214      $  1,616,128
Over 1 year through 5 years                               11,966,055       11,963,586         10,352,363        10,286,457
After 5 years through 10 years                            37,159,692       36,487,591         18,540,455        18,201,221
Over 10 years                                             14,377,599       13,989,445         10,581,510        10,307,409
                                                   -----------------  ---------------  ------------------     -------------
                                                          65,255,937       64,197,442         41,080,542        40,411,215
Mortgage-backed securities                                19,137,911       18,749,727          6,107,678         6,001,776
                                                   -----------------  ---------------  ------------------     -------------
                                                       $  84,393,848    $  82,947,169     $   47,188,220      $ 46,412,991
                                                   =================  ===============  ==================     =============

         Proceeds from sales of securities available for sale, gross realized gains and losses and losses and related tax provisions were as follows at December 31:

                                                                             2005              2004             2003
                                                                      ----------------    --------------  ---------------
  Proceeds from securities available for sale                         $     3,695,430     $    3,114,291  $      298,470
                                                                      ================    ==============  ===============
  Gross realized gains                                                $        54,659     $        5,742  $      311,170
                                                                      ================    ==============  ===============
  Gross realized losses                                               $        55,339     $        2,048  $            -
                                                                      ================    ==============  ===============
  Related tax provision (benefit)                                     $          (289)    $        1,378  $      116,066
                                                                      ================    ==============  ===============

         Information pertaining to securities with gross unrealized losses at December 31, 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

                                                                                 December 31, 2005
                                                        ---------------------------------------------------------------------
                                                            Less Than Twelve Months                Over Twelve Months
                                                        --------------------------------    ---------------------------------
                                                            Gross                                Gross
                                                         Unrealized            Fair           Unrealized           Fair
                                                           Losses              Value             Losses            Value
                                                        ------------       ------------     -------------     ---------------

Securities Available-for-Sale
-------------------------------------------------
Debt securities:
  U.S. Government and federal agency                      $  212,815        $12,664,912       $  563,396       $17,536,437
  State and municipal                                        347,135         12,683,520          220,965         4,309,825
  Mortgage-backed                                             58,979          3,287,343          401,599        13,645,722
                                                        ------------       ------------     -------------     ---------------
     Total debt securities                                   618,929         28,635,775        1,185,960        35,491,984
  Marketable equity securities                                21,553            485,000                -                 -
                                                        ------------       ------------     -------------     ---------------
     Total securities available-for-sale                  $  640,482        $29,120,775      $ 1,185,960       $35,491,984
                                                        ============       ============     =============     ===============
Securities Held-to-Maturity
-------------------------------------------------
Debt securities:
  U.S. Government and federal agency                      $  172,796        $ 9,806,710       $  135,260       $ 5,364,740
  State and municipal                                        346,594         10,599,016          149,206         3,253,296
  Mortgage-backed                                             65,007          2,097,891           64,212         2,775,396
                                                        ------------       ------------     -------------     ---------------
     Total securities held-to-maturity                    $  584,397        $22,503,617       $  348,678       $11,393,432
                                                        ============       ============     =============     ===============

Information pertaining to securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

                                                                                 December 31, 2004
                                                         ------------------------------------------------------------------
                                                            Less Than Twelve Months                Over Twelve Months
                                                         ------------------------------      ------------------------------
                                                            Gross                                Gross
                                                         Unrealized            Fair           Unrealized           Fair
                                                           Losses              Value            Losses            Value
                                                         ------------     --------------     -----------      -------------

Securities Available-for-Sale
Debt securities:
  U.S. Government and federal agency                      $   85,621        $13,013,931       $  106,560       $ 4,893,440
  State and municipal                                        155,297          5,139,258                -                 -
  Mortgage-backed                                            164,864         17,993,741           32,538         1,464,691
                                                         ------------     --------------     -----------      -------------
     Total debt securities                                   405,782         36,146,930          139,098         6,358,131
  Marketable equity securities                                 9,337            503,750                -                 -
                                                         ------------     --------------     -----------      -------------
     Total securities available-for-sale                  $  415,119        $36,650,680       $  139,098       $ 6,358,131
                                                         ============     ==============     ===========      =============
Securities Held-to-Maturity
Debt securities:
  U.S. Government and federal agency                      $    6,244        $ 2,493,755       $   40,360       $ 2,959,640
  State and municipal                                        138,190          6,798,524                -                 -
  Mortgage-backed                                             48,850          4,951,506                -                 -
                                                         ------------     --------------     -----------      -------------
     Total securities held-to-maturity                    $  193,284        $14,243,785       $   40,360       $ 2,959,640
                                                         ============     ==============     ===========      =============

Due to the Federal Open Market Committee consistently raising the federal funds rate at each of its meetings beginning in June of 2004, there has been a significant swing in the market value of the bank's investment portfolio as may be observed in the above tables. When the Company experiences a rising rate environment as it has over the past two years, the value of the investments purchased at the lower points in the interest rate cycle lose market value because of the higher rates available today. The bank has traditionally held most of its investment securities until maturity and reinvested at that time. If this policy is continued, these unrealized losses/gains should not affect the bank's profits. If the Company were to sell its investment securities at a particular point in time the unrealized loss/gain might be significant. Historically the capital adjustments for the market value of investment securities has not had an impact on the Company's earnings.

The securities portfolio carries varying degrees of risk. Investments in U. S. Treasury and U. S. Agency securities have little or no credit risk. Mortgage-backed securities are substantially issues of federal agencies. Obligations of states and political subdivisions are the areas of highest potential credit exposure in the portfolio. This risk is minimized through the purchase of high quality investments. When purchased, obligations of states and political subdivisions and corporate bonds must have a credit rating by Moody’s or Standard and Poor’s of “A” or better. The risk of non-rated municipal bonds is minimized by limiting the amounts invested in local issues. Management believes the non-rated securities are of high equality. No securities of an individual issuer exceeded 10% of the Company’s shareholders’ equity as of December 31, 2005. The Company does not use off-balance sheet derivative financial instruments as defined in Statement of Financial Accounting Standards No. 119, “Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments.”

Even though the earning assets have increased over the past years, the security portfolio balances have not. As securities have matured, the proceeds have been used to fund the increase in the loan portfolio.

Deposits

The Company offers a wide variety of deposit services to individual and commercial customers, such as non-interest-bearing and interest-bearing checking accounts, savings accounts, money market deposit accounts, and time deposit. The deposit base provides the major funding source for earning assets. Total average deposits have shown steady growth over the past few years. Time deposits continue to be the largest single source of the Company’s deposit base.

A five year schedule of average balances of deposits by type is presented in Table 10. Also, the maturities of all time deposits is presented in Table 11.

Table 10 - Deposit Information

                                  2005              2004              2003              2002              2001
                            Average   Avg     Average   Avg     Average   Avg     Average   Avg     Average   Avg
                            Balance  Rate     Balance   Rate    Balance   Rate    Balance   Rate    Balance   Rate
                                                     (in thousands except average rate data)

Noninterest- Bearing
   Demand                    29,044  0.00       26,261  0.00      20,840  0.00     20,582   0.00     16,456   0.00
Interest-bearing
   Demand                    34,497  0.56       35,020  0.55      33,171  0.67     32,725   1.13     30,350   2.14
   Savings                   87,256  2.64       85,478  2.03      80,732  2.28     71,368   2.98     53,376   4.16
   Time Deposits            120,453  3.18      115,261  2.86     114,576  3.03    114,052   3.84    125,034   5.58
Total Deposits              271,250            262,020           249,319          238,727           225,216

                                 Table 11 - Scheduled Maturities of Time Deposits
                                              As of December 31, 2005

                     2006                                                   $      61,253,111
                     2007                                                          30,178,543
                     2008                                                          20,779,450
                     2009                                                           8,861,692
                     2010                                                           3,525,694
                                                                            -----------------
                                                                            $     124,598,490
                                                                            =================

The Company in its normal course of business will acquire large certificates of deposit (time deposits), generally from public entities that exhibit a variety of maturities. These funds are acquired on a bid basis and are considered to be part of the deposit base of the Company. The following table sets forth for the period ended December 31, 2005 the amount of time deposits in amounts of $100,000 or more by time remaining until maturity:

Time Deposits of $100,000 or more with a remaining maturity of:

Three months or less                        $15,048 thousand
Over three months through 12 months         $21,296 thousand
Over one year through three years           $23,559 thousand
Over three years                            $ 4,631 thousand

TOTAL                                       $64,534 thousand

The process for acquiring time deposits is as follows: The local city school and the local county schools accept bids to serve as their depository every three years. These entities typically run an advertisement in the local newspaper informing interested persons to file the proper paperwork. The process was recently completed, and the Bank has secured the relationships for another term for each of the above-mentioned school districts. Historically the Bank, as the only local institution, has been awarded these funds.

In the aggregate, the Company has approximately $38 million in public funds on deposit with the Bank. The majority of these funds are not subject to the bidding process and are negotiated at maturity for certificates of deposit and as needed for non-maturity deposits. The only two entities whose deposits are subject to open bidding are the local city school and county school funds discussed above. These depositors have around $4 to $4.5 million each on deposit with the Bank. As the local bank in the Company's operating area, the Bank has had a long term relationship these same entities for a number of years and the Company believes these deposits will remain with Bank. However, should any of these deposits be lost to competitors or for other needs, the Company has adequate liquidity to meet the funding needs that could arise. Liquidity sources include correspondent banks, the Federal Home Loan Bank, and investment securities, which the Company believes are adequate to cover funding needs that might arise from the loss of any of the bank's major depositors.

At December 31, 2005, we had outstanding loan origination commitments and unused commercial and commercial and retail lines of credit of $13.39 million. Letters of credit commitments consisted of $2.4 million of financial standby letters of credit and $3.5 million of commercial and similar letters of credit. We anticipate that we will have sufficient funds available to meet current origination and other lending commitments. As a contingency plan for significant funding needs, the Asset/Liability Management Committee may also consider the sale of securities, sale of loans and/or the temporary curtailment of lending activities. Certificates of deposit that are scheduled to mature within one year totaled approximately $58.82 million at December 31, 2005. We expect to retain a substantial majority of these certificates

Liquidity and Rate Sensitivity

Liquidity management is the process by which the Company ensures that adequate liquid funds are available to meet financial commitments on a timely basis. These commitments including honoring withdrawals by depositors, funding credit obligations to borrowers, servicing long-term obligations, making shareholder dividend payments, paying operating expenses, funding capital expenditures and maintaining reserve requirements. Interest rate risk is the exposure to Corporation earnings and capital from changes in future interest rates. All financial institutions assume interest rate risk as an integral part of normal operations. Managing and measuring the interest rate risk is the process that ranges from reducing the exposure of the Company’s interest margin regarding swings in interest rates to assuring that there are sufficient capital and liquidity to support future balance sheet growth.

Liquidity risk is the risk to a bank’s earnings and capital arising from its inability to meet obligations when they come due without incurring losses. Bank management must ensure that sufficient funds are available at a reasonable cost to meet potential demands from both funds providers and borrowers.

The bank’s policy calls for a minimum Liquidity Ratio of 30%. This ratio is calculated by dividing the bank’s net marketable assets (Cash, investments, and other cash assets less the reserve requirements and liabilities secured by any of the marketable assets) by the bank’s deposit liabilities and short-term debt (net of liabilities secured by any marketable assets). At December 31, 2005, the ratio for the banks is 46%, which consist of $109,591 thousand in net cash and marketable assets and $238,062 thousand in net deposits and short-term liabilities

Long-term liquidity is the ability of the bank to maintain its reputation in the market and to produce an acceptable return to its shareholders. Adverse effects of reputation deterioration could cause depositors and other funds providers as well as investors, to seek higher compensation and negatively impact the bank’s earnings and capital. If negative public opinion occurred, withdrawals of funding could become debilitating. The bank will take steps to minimize its reputation risk and the potential impact on liquidity. One step is to monitor its reliance on credit-sensitive funding. The bank has additional funding sources consisting of federal fund borrowing and advances from the Federal Home Loan Bank, which amount to in excess of $70 million available at the present time. Another issue that is monitored is asset growth. Strategic consideration will be given to the development of new business. A significant component of reputation risk is the underlying credit underwriting process of the financial institution. Continued stringent underwriting standards for both existing and for new business will be employed. Additionally, concentrations of credit will be closely monitored.

At December 31, 2005, we had outstanding loan origination commitments and unused commercial and retail lines of credit of $10,362,562. Letters of credit commitments consist of $2,422,027 of financial standby letters of credit and $3,522,478 of commercial and similar letters of credit. We anticipate that we will have sufficient funds available to meet current origination and other lending commitments As a contingency plan for significant funding needs, the Asset/Liability Committee can consider the sale of securities, sale of loans, and/or the temporary curtailment of lending activities (this is in addition to the additional funding sources mentioned in the previous paragraph - i.e., FHLB, Fed Funds). Certificate of deposit that are scheduled to mature within one year totaled $61,253,111 at December 31, 2005. We expect to retain a substantial majority of these certificates of deposit.

The asset/liability committee is responsible for managing liquidity issues and interest rate risk, among other matters. Various interest rate movements are factored into a simulation model to assist the asset/liability committee in assessing interest rate risk. The committee analyzes the results of the simulation model to formulate strategies to effectively manage the interest rate risk that may exist.

The liquidity of the Company is dependent on the receipt of dividends from Bank of New Albany. Management expects that in the aggregate, Bank of New Albany will continue to have the ability to provide adequate funds to the Company.

The Interest Rate Risk Management System is comprised of six different steps. They are: Board Oversight; Senior Management Oversight; Risk Limits and Controls; Risk Identification and Measurement; Risk Monitoring and Reporting; and Independent Review. A strategic plan highlighting risk tolerance levels is established and monitored by the Board. Senior management implements the strategic plan of goals, objectives and risk limits. Risk limits are set for net interest margin, interest sensitive assets to interest sensitive liabilities, net position of rate sensitive assets to rate sensitive liabilities as a percentage of assets, the income statement gap as a percentage of total assets, and earnings at risk. The status of liquidity and rate sensitivity is monitored in a quarterly report to the ALCO and the board . The report notifies the Company of compliance with the limitations/goals established by the Company and regulatory agencies as well as projecting a flat rate scenario where rates do not change from the starting point of the analysis, the scenario of rates increasing by 100, 200 and 300 basis points and the scenario of rates decreasing by 100, 200 or 300 basis points.

The areas of interest rate risk which the Company is susceptible are Repricing Risk, Option Risk and Yield Curve/Basis Risk. Repricing Risk is the difference in the timing of the assets and the liabilities due to either maturities or repricing within a certain time frame. Option Risk is the interest rate related options embedded in the bank’s assets and liabilities which change the cash flow characteristics of the assets and liabilities. Yield Curve/Basis Risk are the changes in the relationship between different interest rates with the same maturity or interest rates across a maturity spectrum which create compression or expansion of net interest margins.

Gap Analysis is the analytical tools that places maturing and repricing assets and liabilities into time buckets to measure the short and long term pricing imbalances for a given period. The broad guidelines set by the Company for this measure are set in time frames of three months, six months, and twelve months with a +/- cumulative gap position limit of +/- 15%. As of December 31, 2005, the net gap as a percentage of total assets was -14.7%, which is within the policy limits. This liability sensitive position includes $183 million in liabilities that can or will reprice in a one year period ($122.5 million of this total represents NOW, MMDA, and Savings accounts). Total assets that can or will reprice in the next twelve months from December 31, 2005, equal $135.7 million. Earnings at Risk (EAR), another analysis tool, is considered management’s best source of managing short-term interest rate risk (in a one-year time frame.) The EAR variance is the percentage change in net interest income over 12 months relative to the base case scenario (with rates being flat) for a +/- instantaneous parallel movement. The EAR policy limits reflect the bank’s income statement gap as a percentage of total assets and are as follows: +/- 100 basis point scenario = +/- 15%, +/- 200 basis point scenario = +/-20%, +/- 300 basis point scenario = +/- 25%. (See discussion after Table 13)

The analysis performed on December 31, 2005 reveals exposure to falling interest rates, which is normal for our bank considering our method of including 100% of our NOW, MMDA, and Savings accounts in the one year repricing bucket. The one year income statement gap is outside the bank’s policy for the decreasing rate scenario for both the 100 and 200 basis point rate changes. As previously mentioned, the bank uses very conservative repricing assumptions to make the board and management aware of the result of not considering the effects of not matching our asset and liability pricing. In the 100 basis point scenario for decreasing rates, the income statement gap is -17%, which is 2 basis points outside the policy limit of +/- 15%. The gap for the 200 basis point scenario is -25%, which is 5 basis points outside of the policy limit of +/- 20%. Although our model projections are outside of policy, we are well within the policy limits when you use our actual change ratios from the most recent declining rate environment. Therefore, by being aware of the impact of our repricing decisions and the results the bank will have if projected earning change ratios are true, management can monitor these changes to improve our earnings by beating the projections or be prepared when our repricing gets overly aggressive.

Bank of New Albany’s source of funding is predominantly core deposits consisting of both commercial and individual deposits, maturities of securities, repayments of loan principal and interest, federal funds purchased, and long-term borrowings from the FHLB. With the deposit base being diversified between individual and commercial accounts, Bank of New Albany avoids dependence on large concentrations of funds. The Company does not solicit certificates of deposit from brokers. The primary sources of liquidity on the asset side of the balance sheet are federal funds sold and securities classified as available for sale. Approximately 64% of the investment securities portfolio are classified in the available for sale category and are subject to be sold should liquidity needs arise.

In 2003, funds available for use were basically provided by net income adjusted for non-cash transactions for a total of $6 million and maturities and calls of securities of $55 million. The major use of the funds provided were to invest $61 million in securities and $5 million in loans. Further funding was provided by an increase in deposits of $13 million. Cash uses during 2003 were to fund the cash dividends paid on common stock of $3.24 million.

In 2004, the funds provided by operation activities increased to $7 million. Sales, maturities and calls of investment securities provided $34 million in additional funds. Other sources of funding were provided by increases in deposits of $12 million, and issuance of long term debt of $10 million. These funds were used to invest $57 million in securities, to fund loan growth of $4 million, to repay long term debt of $0.5 million, to purchase equipment for $0.7 million, and to pay cash dividends on common stock of $3.6 million.

Along with the cash provided by operations of $6.5 million in 2005, the cash available for use was provided by an increase of deposits of $6 million and sales, maturities and calls of investment securities of $15 million. These funds were used to repay long term debt of $3 million, pay cash dividends of $3.6 million, purchase bank owned life insurance (BOLI) of $2 million and purchase investment securities totaling $22 million.

         Table 12 - Funding Uses and Sources details the main components of cash flows for 2005, 2004 and 2003.

                                           Table 12 - Funding Uses and Sources

                                          2005                             2004                           2003
                                         Increase                        Increase                      Increase
                              Average   (Decrease)            Average   (Decrease)            Average (Decrease)
                              Balance     Amount       %      Balance     Amount        %     Balance   Amount       %
                                                        (in thousands except percentage data)
Funding Uses
Loans                          169,936    (2,714)    (1.60)   172,650     (14,347)    (8.31) 186,997      27,395    14.65
Securities*                    128,168     15,145     11.82   113,023       14,917     13.20  98,106       (443)   (0.45)
Federal Funds Sold               1,005    (2,300)  (228.86)     3,305        2,750     83.21     555     (2,281) (410.99)

Funding Sources
Noninterest Bearing
Deposits
   Demand Deposits              29,044      2,783      9.58    26,261        5,421     20.64  20,840         258     1.24
Interest Bearing Deposits
   Demand Deposits              34,497      (523)    (1.52)    35,020        1,849      5.28  33,171         446     1.34
   Savings Deposits             87,256      1,778      2.04    85,478        4,746      5.55  80,732       9,364    11.60
   Time Deposits               120,453      5,192      4.31   115,261          685      0.59 114,576         524     0.46
Borrowings                      11,110      3,104     27.94     8,006        5,261     65.71   2,745       (421)  (15.34)

*Cost basis is used for
securities instead of
market values.

Table 13 - Liquidity and Interest Rate Sensitivity reflects interest earning assets and interest-bearing liabilities by maturity distribution or repricing dates, whichever occur first. Investment Securities are included at the Effective Maturity date as projected in the modeling based upon their current rate, call dates, etc. along with the current rate environment.

In September of 2004 the Bank entered into a transaction in the amount of $10,000,000, which created an increase in the average balance for "other borrowed funds." This transaction resulted in an increase in the "other borrowed funds" and an increase in our investment portfolio by $10,000,000. The structure for this transaction matched Federal Home Loan Bank loans with annual maturities from one to five years against investment securities with similar cash flows. The spread between these two transactions resulted in a spread of approximately 150 basis points, which is anticipated to give the Bank additional income of around $120,000 to $150,000 per year.

                               Table 13 - Liquidity; Interest Rate Sensitivity

                                                                     In thousands
                                                                As of December 31, 2005
                                                Less     Over 3 Mos    Over 1 yr      Over
                                               3 Mos     thru 1 Yr    thru 3 Yrs      3 Yrs       Total
      Interest Earning Assets
      Loans                                     53371        56860         46232       14819      171282
      Short-Term Investments                     2900                                               2900
      Investment Securities                      2228        10728         39507       79911      132374
      ------------------------------------       9620                                               9620
      Other Earning Assets
                                                      ---------------------------------------------------
      Total Interest Earning Assets             68119        67588         85739       94730      316176
      -----------------------------

      Interest Bearing Liabilities
      NOW                                       35209                                              35209
      Money Market                              34568                                              34568
      Savings Deposits                          52772                                              52772
      Time Deposits                             18752        40068         54191       11587      124598
      Short-Term Borrowings                        18                                                 18
      Long-Term Borrowings                          0         2100          3900        1800        7800
                                           --------------------------------------------------------------
      Total Interest Bearing Liabilities       141319        42168         58091       13387      254965

      Rate Sensitive Assets (RSA)               68119        67588         85739       94730      316176
      Rate Sensitive Liabilities (RSL)         141319        42168         58091       13387      254965
      Rate Sensitive Gap                       -73200        25420         27648       81343       61211
      Rate Sensitive Cumulative Gap            -73200       -47780        -20132       61211
      Cumulative % of Earning Assets            -23.2        -15.1          -6.4        19.4
      Cumulative % of Total Assets              -22.4        -14.6          -6.2        18.8

Interest rate risk can also be measured by analyzing the extent to which the repricing of assets and liabilities are mismatched to create an interest sensitivity “gap.” An asset or liability is said to be interest rate sensitive within a specific time period. The interest rate sensitivity gap is defined as the difference between the amount of interest earning assets maturing or repricing within a specific time period and the amount of interest bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, therefore, a negative gap would tend to adversely affect the net interest income. Conversely, during a period of falling interest rates, a negative gap position would tend to result in an increase in net interest income.

As of December 31, 2005, the Company has a negative gap of 15.1% in a 12 month time frame, which is within the bank’s policy limit of +/-15%. The bank is accustomed to a negative ‘gap’ because of its method of considering NOW, MMDA and Savings in the repriceing period of three months or less. The reasoning is that these accounts are subject to reprice at least quarterly and the bank prefers to see our totals in this manner. The bank has maintained the same levels in these accounts consistently over the years and does not consider them to be volatile. During the current series of rate increases the bank has adjusted the Money Market Demand Accounts by 25 basis points and there have been no increases in NOW and Savings Accounts because of our continued monitoring of our interest spread and gap analysis. At this time we are at our policy limit mainly because of the change in the expected call dates and prepayment speeds included in our investment portfolio. The bank’s board and the ALOC discuss this regularly and it is formally presented each quarter. All policy requirements are included in the Asset/Liability Report and actual performance levels are stated. Any exception is thoroughly discussed and the board either approves the risk position as acceptable or issues a plan of action to correct the exception over a reasonable period of time. The bank’s board and ALCO consider the current ratios acceptable at this time.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets may lag behind changes in market rates. Additionally, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Therefore, we do not rely solely on a gap analysis to manage our interest rate risk, but rather we use what we believe to be the more reliable simulation model - relating to changes in net interest income.

Income Sensitivity:

Based on simulation modeling at December 31, 2005 and December 31, 2004, our net interest income would change over a one-year time period due to changes in interest rates as follows:

                         Change in Net Interest Income Over One Year Horizon

                                                                 (Dollars in Thousands)
                                                   at December 31, 2005           at December 31, 2004
                                                    Dollar         %              Dollar         %
Changes in Levels of Interest Rates                 Change       Change           Change       Change

               Increase 2.00%                          152        1.40%             -255       -2.39%
               Increase 1.00%                           89         .82%              -92        -.86%
               Decrease 1.00%                         -555       -5.10%             -502       -4.71%
               Decrease 2.00%                        -1661      -15.25%            -1423      -13.35%

Because of the conservative method the bank uses to monitor its gap and sensitivity positions, we have historically outperformed our models, but it is still our preferred method to analyze this information. At the present time, the bank must pay close attention to rate movements, especially rate decreases. The bank previously benefited from falling rates, but because of the call options and prepayments from our investment portfolio, our model reflects a larger decrease in interest income than the decrease we have in interest expense. We have had similar numbers projected in previous quarters, and based on the projections, the bank has priced loans and deposits so that our income met our budgeted targets. For example, our model shows a pricing target for loans and certificates of deposit to match up as far as changes in relation to prime rate increases and decreases. Our actual results show that we gained 16 basis points in repricing loans and deposits for the twelve months ended December 31, 2005. Checking and Savings rates are projected to increase 25 bps and 50 bps respectfully with each 100 bp increase in prime. For the twelve months ended December 31, 2005, the bank has not increased the NOW account rate nor the Savings rate as prime has increased 200 bps. Again, this is the result of our quarterly analysis which allowed management to avoid a potential decrease in net interest income. The ‘earnings change ratios’ used in our model are based upon reactions the bank has had in the past to prime rate increases and decreases, therefore, they are realistic estimates. Our modeling tool appears to have worked in helping management to base our pricing decisions on their potential impact on net income rather than blindly adjusting all of our rates in relation to the Federal Open Market Committee’s changes.

Capital Adequacy and Resources

The Company and Bank of New Albany are subject to various regulatory capital guidelines as required by federal and state banking agencies, as discussed in greater detail under Item 1 hereof. These guidelines define the various components of core capital and assign risk weights to various categories of assets.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) requires federal regulatory agencies to define capital tiers. These are: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under these regulations, a “well-capitalized” institution must achieve a Tier I risk-based capital ratio of at least 6.00%, and a total capital ratio of at least 10.00%, and a leverage ratio of at least 5.00% and not be under a capital directive order. Failure to meet capital requirements can initiate regulatory action that could have a direct material effect on the Company’s financial statements. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions, asset growth and expansion is limited, in addition to the institution being required to submit a capital restoration plan.

Management believes the Company and Bank of New Albany meet all the capital requirements as of December 31, 2005, as noted below in Table 14 - Capital Ratios, and is well-capitalized under the guidelines established by the banking regulators. To be well-capitalized, the Company and Bank of New Albany must maintain the prompt corrective action capital guidelines described above.

         Table 14 - Capital Ratios

                                                                                             To Be Well Capitalized Under
                                                                        For Capital             Under Prompt Corrective
                                              Actual                 Adequacy Purposes              Action Provisions
                                   -------------------------   --------------------------    -------------------------------
                                      Amount          Ratio       Amount           Ratio          Amount          Ratio
                                   -------------   ---------   --------------    --------    ---------------    ------------
As of December 31, 2005
   Total Capital to Risk
     Weighted Assets               $ 44,077,000       24.8%     $ 14,246,000        8.0%       $ 17,808,000       10.0%
   Tier I Capital to Risk
     Weighted Assets                 41,840,000       23.5%        7,123,000        4.0%         10,685,000        6.0%
   Tier I Capital to Average
     Assets                          41,840,000       13.0%       12,915,000        4.0%         16,144,000        5.0%

As of December 31, 2004
   Total Capital to Risk
     Weighted Assets               $ 41,495,000       24.0%     $ 13,808,000        8.0%       $ 17,260,000       10.0%
   Tier I Capital to Risk
     Weighted Assets                 39,327,000       22.8%        6,904,000        4.0%         10,356,000        6.0%
   Tier I Capital to Average
     Assets                          39,327,000       12.1%       12,968,000        4.0%         16,210,000        5.0%
ITEM 3.  PROPERTIES

The Company through Bank of New Albany, currently operates from its main office and two branch offices in New Albany, Mississippi and from one additional branch in Myrtle, Mississippi , which is also in Union County, Mississippi. Information about these branches is set forth in the table below:

Name                           Location                      Size                        Owned/Leased
----                           --------                      ----                        ------------

Main                           133 E. Bankhead Street        18,700 Sq. Ft.              Owned
                               NewAlbany, Mississippi

East                           Highway 15 North              800 Sq. Ft.                 Leased(1)
                               NewAlbany, Mississippi

West                           103 Highway 30 West           4,810 Sq. Ft.               Owned
                               NewAlbany, Mississippi

Myrtle                         1181 Springdale Avenue        625 Sq. Ft.                 Leased(2)
                               Myrtle, Mississippi

(1) $650 per month rent, lease expires September 30, 2007.  See "Tabular Disclosure of Contractual Obligations"
above.

(2) $200 per month rent, lease expires July 31, 2014.  See "Tabular Disclosure of Contractual Obligations" above.

The Company considers that its properties described above  are currently adequate for its business operations.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth those persons or entities who own of record or beneficially, directly or indirectly, 5% or more of the outstanding Class A Voting Common Stock of the Company as of March 31, 2006.

                                                                        # of Shares
          Title of                                                      Beneficially         Percent of
           Class                          Name                             Owned             Class(1)
        ------------    -----------------------------------------    ------------------    -------------

        Common          Employee Stock Ownership Plan                          163,386             9.6%
                                                                     ------------------    -------------
                                         Total                                 163,386             9.6%
        ------------
        (1)  Calculated based on 1,707,581.5 shares outstanding on March 31, 2006.

The following table sets forth certain information as of March 31, 2006, with respect to the beneficial ownership of the shares of the Company's Class A Voting Common Stock by directors and executive officers individually and in the aggregate, excluding any beneficial ownership of shares held by the Employee Stock Ownership Plan. Except as otherwise indicated, each director and executive officer has sole voting and investment power with respect to the shares shown on the table.

         Title of                                                          # of Shares           Percent of
           Class                           Name                         Beneficially Owned        Class(1)
        ------------    -------------------------------------------    ---------------------    -------------
        Common          Thomas F. Barkley - Director                          17,678                   1.04%
        Common          James R. Collins - President                          17,609                   1.03%
        Common          Samuel J. Creekmore, III - Director                   7,203                     .42%
        Common          James B. Mattox, Jr. - Director                       10,267                    .60%
        Common          Joe C. Parks, Jr. - Director                          32,707                   1.91%
        Common          William O. Rutledge, III - Director                   10,935                    .64%
        Common          Vance Witt - Chairman of Board and CEO                31,540                   1.85%
        ------------    -------------------------------------------    ---------------------    -------------
                                          Total                              127,939                   7.49%
        ------------
        (1)  Calculated based on 1,707,581.5 shares outstanding on March 31, 2006.
ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information concerning the directors and executive officers of the Company. The principal occupation of each person has been the same for the last five years. The directors hold office until the next annual meeting of shareholders or until their successors are elected and have qualified. The officers of the Company are elected for terms of one year.

Name                                 Age     Occupation    Position with the Company        Position Held Since

Thomas F. Barkley                       53   Physician     Director                                 2005
James R. Collins                        54   Banker        President/Director                       2005
Samuel J. Creekmore, III                59   Physician     Director                                 2005
James B. Mattox, Jr.                    81   Cattleman     Director                                 2005
Joe C. Parks, Jr.                       77   Retired       Director                                 2005
William O. Rutledge, III                63   Attorney      Director                                 2005
Vance Witt                              67   Banker        Chairman of the Board and                2005
                                                           CEO / Director

The Board of Directors of the Company has appointed an audit committee composed entirely of independent directors. No member of the audit committee would be considered a “financial expert” as defined in Securities and Exchange Commission regulations. The audit committee does receive reports on a monthly basis from the Company’s Chief Financial Officer.

ITEM 6.  EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding compensation paid for the fiscal years indicated to the Company’s and Bank of New Albany’s Executive Officers based on the salary and bonus earned for three years ending with 2005. These are the only two Executive Officers employed by BNA Bancshares, Inc. Officers of the Company receive their salary from Bank of New Albany.

SUMMARY COMPENSATION TABLE

Name and Principal Position     Year        Salary                       Bonus                  Other(1)
---------------------------     ----        ------                       -----                  -----

Vance Witt
Chairman of the Board &         2003        191,388                      0                      35,259
CEO                             2004        191,290                      0                      35,159
                                2005        104,787                      0                      21,443

James R. Collins                2003        172,505                      0                      32,822
President                       2004        181,050                      0                      33,921
                                2005        190,664                      0                      38,074

         (1) Consists of ESOP employer contributions, automobile allowance, and country club dues.

The Bank also maintains a supplemental retirement plan for Vance Witt, C.E.O. and Chairman of the Board and James Collins, President. As of December 31, 2005 the Bank's liability with respect to these supplemental retirement plans was $114,117 for Mr. Witt and $64,912 for Mr. Collins.

Director Compensation

Effective for the year 2006, each of the Company's directors is entitled to receive $1,800 per meeting of the Board of Directors. For the year 2005, a total of $20,500 per director was paid to each director for board service.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Through its bank subsidiary, t he Company has had, and expects to have in the future, banking transactions in the ordinary course of its business with directors, officers and their associates. These loans are not disclosed as non-accrual, past due, restructured or potential problems. These transactions have been made in the ordinary course of business on substantially the same terms - including interest rates, collateral requirements, and repayment terms on extensions of credit - as those prevailing or required at the time > for an outside customer , and did not involve more than the normal risk of collectibility or present other unfavorable features .

ITEM 8.  LEGAL PROCEEDINGS

Bank of New Albany is a defendant in a case styled Charlie Carr and Carr Oil Company v. Bank of New Albany, Pat Taylor, and John Does 1 - 10., pending in the Union County, Mississippi Circuit Court. The case was filed by plaintiffs Charlie Carr and Carr Oil Company in 2003, alleging in essence that the Bank improperly cashed checks and disbursed funds to an employee of Carr Oil. The Bank does not believe it is liable for damages to the plaintiffs and accordingly will contest the case vigorously. The Bank is insured for all damages in excess of $50,000, other than punitive damages. Management is of the opinion that the ultimate resolution of this case should not have a material adverse effect on the Company's consolidated financial position or results of operations.

From time to time Bank of New Albany is a defendant in various other lawsuits arising out of the normal course of business. In the opinion of management, the ultimate resolution of this category of claims should not have a material adverse effect on the Company's consolidated financial position or results of operations.

ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Value

There is no public trading market for the Common Stock of the Company.

Shareholders

As of December 31, 2005 there were 604 shareholders of the Company.

Dividends

The Company paid a cash dividend of $2.00 per share in 2005 and $2.00 per share in 2004.

The primary source of funds for dividends paid by the Company to its shareholders is the dividend income received from Bank of New Albany. There are certain restrictions on the payment of such dividends imposed by federal and state banking laws, regulations and authorities. Under Mississippi law, the payment of dividends by Bank of New Albany must be approved by the Mississippi Department of Banking and Consumer Finance. The FDIC also has the authority to regulate the payment of dividends and to prohibit a regulated depository institution from engaging in what in such agency's opinion constitutes an unsafe or unsound practice for conducting business. Depending upon the financial condition of the depository institution, payment of dividends could be deemed to constitute such an unsafe or unsound practice. In addition, a depository institution may not pay a dividend or otherwise make a capital distribution if the payment thereof would cause such institution to fail to satisfy its capital requirements.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

As discussed above, the Company was formed for the purpose of serving as a one-bank holding company for Bank of New Albany. Pursuant to Mississippi corporate law, on December 28, 2004 the existing boards of both the Bank and the Company approved a Plan of Share Exchange by which the Company agreed to issue Company common stock to the holders of all issued and outstanding Bank capital stock. Subsequently, on January 18, 2005 the shareholders of the Bank approved the Plan of Share Exchange, which then became effective on April 30, 2005. Pursuant to the Plan of Share Exchange, 1,800,000 shares of Company stock were issued in exchange for 1,800,000 shares of Bank capital stock. The Plan of Share Exchange was entered into in reliance on the exemption provided for in Section 3(a)(12) of the Securities Act of 1933.

On February 8, 2006, the Company effected a reclassification pursuant to which each share of common stock outstanding immediately prior to the reclassification owned by a shareholder of record who owned fewer than 820 shares of such common was reclassified as a Class B Nonvoting Common Share, on the basis of one Class B Nonvoting Common Share for each share of common stock so reclassified. Each share of common stock outstanding immediately prior to the reclassification owned by a shareholder who owns 820 shares of common stock or more was reclassified as a Class A Voting Common Share on the basis of one Class A Voting Common Share for each share of common stock so reclassified. The Company amended its Articles of Incorporation on February 8, 2006 to establish the new Class B Nonvoting Common Shares and to reflect the reclassification. The Articles of Amendment are attached hereto as Exhibit 3(a). This reclassification was in reliance on the exemption provided by Section 3(a)(9)of the Securities Act of 1933.

As required by Mississippi law, in connection with the reclassification dissenters' rights were available to shareholders of BNA Bancshares and such rights were fully disclosed to the shareholders as required by the Mississippi Business Corporation Act. No shareholders exercised dissenters' rights.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The following is a brief description of the rights and limitations of the common stock of the Company under the Mississippi Business Corporation Act and the current and proposed articles of incorporation, and bylaws. On February 8, 2006, the Company effected a reclassification pursuant to which each share of common stock outstanding immediately prior to the reclassification owned by a shareholder of record who owned fewer than 820 shares of such common was reclassified as a Class B Nonvoting Common Share, on the basis of one Class B Nonvoting Common Share for each share of common stock so reclassified. Each share of common stock outstanding immediately prior to the reclassification owned by a shareholder who owns 820 shares of common stock or more was reclassified as a Class A Voting Common Share on the basis of one Class A Voting Common Share for each share of common stock so reclassified.

Authorized Shares of Capital Stock

The Company's articles of incorporation authorize 1,800,000 shares of Common Stock, par value $5.00 per share, composed of 1,707,581.5 shares of Class A Voting Common Shares and 92,418.5 shares of Class B Nonvoting Common Shares.

Dividend Rights

The holders of Class A Voting Common Shares of the Company are entitled to receive such dividends as may be declared, from time to time, by the Board of Directors out of funds legally available therefor. The holders of Class B Nonvoting Common Shares of the Company are entitled to receive a dividend per share equal to 110% of the amount of dividends paid to holders of voting common stock.

A dividend may be paid by the Company only if, after paying such dividend, (a) the Company would be able to pay its debts as they become due in usual course of business, and (b) the Company's total assets would not be less than the sum of its total liabilities. Furthermore, because funds for the payment of the dividends by the Company must come primarily from the earnings of Bank of New Albany, restrictions on the amount of dividends that Bank of New Albany may pay also restrict the amount of funds available for payment of dividends by the Company

Voting Rights

The holders of Class A Common Stock are entitled one vote for each share standing in their names on the books of the Company, except that in the election of directors shareholders have cumulative voting rights. Under cumulative voting, each shareholder is entitled to vote the number of votes of the shares owned by him on the record date multiplied by the number of directors to be elected. Each shareholder may cast all of his votes for a single nominee or may distribute his votes in any manner among as many candidates as the shareholder sees fit.

The holders of Class B Nonvoting Common Shares have no voting rights, except as required under the Mississippi Business Corporation Act in connection with any proposed sale of the Company. No change may be made to the terms of the Class B Nonvoting Common Shares without the affirmative vote of a majority of such shares.

Preemptive Rights

The holders of Class A Voting Common Shares and Class B Nonvoting Common Shares are not entitled to preemptive rights with respect to any shares which may be issued. Such shares are not redeemable at the option of the Company or holders thereof.

Liquidation

Upon any liquidation, dissolution, or winding up of the affairs of the Company, the holders of Class A Voting Common Shares and Class B Nonvoting Common Shares are entitled to share ratably in the assets legally available for distribution to the common shareholders.

Transfer Agent

The Company presently serves as the registrar and transfer agent of the Company's stock.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Sections 79-4-8.50 through 79-4-8.59 of the Mississippi Business Corporation Act provide the Company with broad powers and authority to indemnify its directors and officers and to purchase and maintain insurance for such purposes and mandate the indemnification of the Company's directors under certain circumstances. The Company maintains insurance coverage for the benefit of directors and officers with respect to any types of claims that may be made against them as the result of providing his or her job duties.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.
                                                        BNA BANCSHARES, INC.
                                                          AND SUBSIDIARIES

                                                       New Albany, Mississippi

                                                          December 31, 2005

                                                     Table of Contents

                                                                                                                       Page

Quarterly Financial Statements - March 31, 2006 (Unaudited)........................................................      43

Independent Auditors' Report.......................................................................................      48

Financial Statements:

                                                Consolidated Balance Sheets

                                           BNA BANCSHARES, INC. AND SUBSIDIARIES

                                                   March 31, 2006 (Unaudited)

                                                                                  3/31/06
                                                                        -----------------------
                Assets
Cash and due from banks (Note 13)                                        $       8,084,631
Federal funds sold                                                               1,100,000
                                                                        -----------------------
     Cash and cash equivalents                                                   9,184,631

Securities available for sale (Note 2)                                          89,187,894
Securities held to maturity (Note 2)                                            49,665,384
Federal Home Loan Bank stock, at cost                                              910,900
Loans, less allowance for loan losses of
      $3,270,768 3/31/06, $3,152,598 in 2005 and
      $3,016,816 in 2004 (Note 3)                                              169,530,030
Accrued interest receivable                                                      3,040,908
Premises and equipment, net (Note 4)                                             2,977,422
Deferred tax assets (Note 8)                                                     1,600,768
Other assets (Note 5)                                                           10,436,456
                                                                        ----------------------
       Total assets                                                      $     336,534,393

                Liabilities and Stockholders' Equity
Liabilities:
Deposits
    Demand deposits                                                             27,598,389
    NOW accounts                                                                37,705,852
    Savings                                                                     87,476,019
    Time, $ 100,000 and over (Note 6)                                           64,533,996
    Other time (Note 6)                                                         65,927,493
                                                                        ----------------------
       Total deposits                                                    $     283,241,749

Accrued interest and other liabilities                                           1,493,863
Long-term debt (Note 7)                                                          9,301,422
                                                                        ----------------------
       Total liabilities                                                       294,037,034

Stockholders' equity:
Common stock - par value - $5; 1,800,000 shares authorized,
   issued, and outstanding                                                               0
Class A Voting Common Stock - par value - $5;
   1,707,581.5 shares authorized, issued and outstanding                         8,537,908
Class B Nonvoting Common Stock - par value - $5;
   92,418.5 shares authorized, issued and outstanding                              462,092
Surplus                                                                         34,407,460
Undivided profits                                                                1,632,356
Unearned ESOP shares (Note 10)                                                 (1,501,422)
Accumulated other comprehensive income (loss)                                  (1,041,035)
                                                                        ----------------------
       Total stockholders' equity                                               42,497,359
                                                                        ----------------------
       Total liabilities and stockholders' equity                        $     336,534,393
                                                                        ======================

-----------------------------------------
The accompanying notes are an integral part of these
    consolidated financial statements.

                                             Consolidated Statements of Income

                                           BNA BANCSHARES, INC. AND SUBSIDIARIES

                                                  March 31, 2006 (Unaudited)

                                                                           3/31/06
                                                                     -----------------
Interest and dividend income:
    Loans                                                               $   3,184,758
    Investment securities:
      U.S. Treasury                                                                 0
      U.S. Government Agencies                                                548,811
      Obligations of state and political subdivisions                         603,153
      Mortgage backed                                                         329,272
      Other securities                                                         13,348
    Federal funds sold                                                         49,283
    Dividends                                                                   9,000
                                                                       -----------------
      Total interest and dividend income                                    4,737,625
                                                                       -----------------
Interest expense:
    Deposits                                                                1,839,041
    Federal funds purchased                                                         0
    Long-term debt                                                             66,908
                                                                       -----------------
      Total interest expense                                                1,905,949
                                                                       -----------------
Net interest income                                                         2,831,676
Provision for loan losses (Note 3)                                             60,000
                                                                       -----------------
Net interest income after provision for loan losses                         2,771,676
                                                                       -----------------
Noninterest income:
    Service fees                                                              638,907
    Other                                                                     114,747
    Gain from investment securities transactions                                    0
                                                                       -----------------
      Total noninterest income                                                753,654
                                                                       -----------------
Noninterest expenses:
    Salaries and employee benefits                                            943,267
    Occupancy expense, net of rental income                                    39,644
    Equipment expense                                                         310,709
    Other expenses                                                            265,268
                                                                       -----------------
      Total noninterest expenses                                            1,558,888
                                                                       -----------------
Income before provision for income taxes                                    1,966,442
Provision for income taxes (Note 8)                                           416,900
                                                                       -----------------
Net income                                                              $   1,549,542
                                                                       =================
Basic earnings per share                                                $         .88
                                                                       =================

------------------------------------------
The accompanying notes are an integral part of these
    consolidated financial statements.

                                      Consolidated Statements of Stockholders' Equity

                                           BNA BANCSHARES, INC. AND SUBSIDIARIES

                                       Period ended March 31, 2006 and December 31, 2005

                                       Class A    Class B
                           Common      Common     Common                    Undivided        ESOP      Comprehensive  Stockholders'
                           Stock       Stock      Stock        Surplus       Profits        Shares     Income (Loss)     Equity
                         ----------   ----------  ---------   -----------   -----------  ------------  -------------  ------------

Balance
  December 31, 2005      $9,000,000   $        0  $      0    $34,407,460   $   82,814   ($1,610,775)   ($  920,582)  $40,958,917

Comprehensive Income:
  Net Income                      0            0         0              0    1,549,542             0              0     1,549,542
Change in net unrealized
  gain (loss) on securities
  available for sale, net
  of reclassification
  adjustment and tax effect       0            0         0              0            0             0       (120,453)     (120,453)
    Total comprehensive income                                                                                          1,429,089
Cash dividends declared           0            0         0              0            0             0              0             0
ESOP debt reduction               0            0         0              0            0       109,353              0       109,353
Transfer to surplus               0            0         0              0            0             0              0             0
Reclassification of
  existing shares        (9,000,000)   8,537,908   462,092              0            0             0              0             0
                         ----------   ----------  ---------   -----------   -----------  ------------  -------------  ------------
                         $        0   $8,537,908  $462,092    $34,407,460   $1,632,356   ($1,501,422)   ($1,041,035)  $42,497,359

                                           Consolidated Statements of Cash Flows

                                           BNA BANCSHARES, INC. AND SUBSIDIARIES

                                                 March 31, 2006 (Unaudited)

                                                                                3/31/06
                                                                        -----------------
Cash flows from operating activities:
    Net income                                                           $     1,549,542
    Adjustments to reconcile net income to net cash
      provided by operating activities:
       Provision for loan losses                                                  60,000
       Depreciation                                                               64,118
       ESOP expense from debt repayment                                          109,353
       Provision for deferred income taxes                                       (52,870)
       Net amortization of securities                                             57,703
       Realized (gain) loss on sales of
        available-for-sale securities, net                                             0
       Loss from sale of other real estate                                             0
       Stock dividend received                                                    (9,000)
       (Increase) decrease in:
         Accrued interest receivable                                             (71,654)
         Income taxes refundable                                                 105,764
         Other assets                                                           (350,461)
       Increase (decrease) in:
         Accrued interest payable                                               (167,818)
         Income taxes payable                                                    317,246
         Other accrued liabilities                                               (46,633)
                                                                        -----------------
              Net cash provided by operating activities                        1,565,290
                                                                        -----------------

Cash flows from investing activities:
    Activity in available-for-sale securities:
       Sales                                                                           0
       Maturities, prepayments, and calls                                      1,188,839
       Purchases                                                              (7,405,626)
    Activity in held-to-maturity securities:
       Maturities, prepayments, and calls                                        703,369
       Purchases                                                              (3,159,482)
    Purchase of FHLB stock                                                             0
    Purchase of bank owned life insurance                                              0
    Loan originations and principal collections, net                          (1,514,039)
    Purchases of premises and equipment                                          181,716
    Proceeds from sale of other real estate                                        6,000
    Redemption of FHLB stock                                                           0
                                                                        -----------------
              Net cash used in investing activities                           (9,999,223)
                                                                        -----------------

                                    Consolidated Statements of Cash Flows - (Continued)

                                           BNA BANCSHARES, INC. AND SUBSIDIARIES

                                                  March 31, 2006 (Unaudited)

                                                                                   3/31/06
                                                                              ----------------
Cash flows from financing activities:
    Net increase in deposits                                                  $    8,800,110
    Proceeds from issuance of long-term debt                                               0
    Principal payments on long-term debt                                            (109,353)
    Cash dividends paid on common stock                                                    0
                                                                              ----------------
       Net cash provided by financing activities                                   8,690,757
                                                                              ----------------
Increase (decrease) in cash and cash equivalents                                     256,824

Cash and cash equivalents at beginning of year                                     8,927,807
                                                                              ----------------
Cash and cash equivalents at end of year                                           9,184,631
                                                                              ================
Supplementary cash flow information:
    Interest paid on deposits and borrowed funds                                   2,073,767
                                                                              ================
    Income taxes paid                                                                 81,627
                                                                              ================

-------------------------------------------
The accompanying notes are an integral part of these
    consolidated financial statements.

                                               Independent Auditors' Report

To the Stockholders and Directors
BNA Bancshares, Inc. and Subsidiaries
New Albany, Mississippi

We have audited the accompanying  consolidated  balance sheets of BNA Bancshares,  Inc. and Subsidiaries as of December 31,
2005 and 2004, and the related  consolidated  statements of income,  stockholders'  equity,  and cash flows for each of the three years in the period ended December 31, 2005. These  consolidated  financial  statements are the responsibility of the
Company's  management.  Our  responsibility is to express an opinion on these  consolidated  financial  statements based on our audits.

We conducted  our audits in  accordance  with the  standards  of the Public  Company  Accounting  Oversight  Board  (United
States).  Those  standards  require that we plan and perform the audit to obtain  reasonable  assurance  about  whether the financial  statements  are  free  of  material  misstatement.  An  audit  includes  examining,  on a test  basis,  evidence supporting  the amounts and  disclosures  in the  financial  statements.  An audit also includes  assessing the  accounting principles  used and  significant  estimates made by  management,  as well as evaluating  the overall  financial  statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the consolidated  financial  statements  referred to above present fairly, in all material  respects,  the financial  position of BNA  Bancshares,  Inc. and  Subsidiaries  as of December  31, 2005 and 2004,  and the results of its operations  and its cash flows for each of the three years in the period ended  December 31, 2005, in conformity  with U.S.
generally accepted accounting principals.

/s/ Nail McKinney, P.A.

Nail McKinney, P.A.
New Albany, Mississippi
January 10, 2006

                                                Consolidated Balance Sheets

                                           BNA BANCSHARES, INC. AND SUBSIDIARIES

                                                December 31, 2005 and 2004

                                                                            2005               2004
                                                                   -----------------   -----------------
                Assets
Cash and due from banks (Note 13)                                  $       6,027,807   $       9,345,143
Federal funds sold                                                         2,900,000           2,000,000
                                                                   -----------------   -----------------
     Cash and cash equivalents                                             8,927,807          11,345,143

Securities available for sale (Note 2)                                    83,717,169          82,022,265
Securities held to maturity (Note 2)                                      47,188,220          44,645,654
Federal Home Loan Bank stock, at cost                                        901,900             874,000
Loans, less allowance for loan losses of
      $3,152,598 in 2005 and $3,016,816 in 2004 (Note 3)                 168,075,991         167,631,032
Accrued interest receivable                                                2,969,254           2,375,503
Premises and equipment, net (Note 4)                                       2,859,824           3,049,236
Deferred tax assets (Note 8)                                               1,476,239             679,587
Other assets (Note 5)                                                     10,085,995           8,127,461
                                                                   -----------------   -----------------
       Total assets                                                $     326,202,399   $     320,749,881
                                                                   =================   =================
                Liabilities and Stockholders' Equity
Liabilities:
Deposits
    Demand deposits                                                $      27,294,110   $      26,922,207
    NOW accounts                                                          35,208,804          35,523,262
    Savings                                                               87,340,235          89,534,140
    Time, $ 100,000 and over (Note 6)                                     62,148,682          56,596,280
    Other time (Note 6)                                                   62,449,808          59,482,251
                                                                   -----------------   -----------------
       Total deposits                                                    274,441,639         268,058,140

Accrued interest and other liabilities                                     1,391,068           1,035,757
Long-term debt (Note 7)                                                    9,410,775          12,053,035
                                                                   -----------------   -----------------
       Total liabilities                                                 285,243,482         281,146,932

Stockholders' equity:
Common stock - par value - $5; 1,800,000 shares authorized,
   issued, and outstanding                                                 9,000,000           9,000,000
Surplus                                                                   34,407,460          32,307,460
Undivided profits                                                             82,814              73,364
Unearned ESOP shares (Note 10)                                            (1,610,775)         (2,053,035)
Accumulated other comprehensive income (loss)                               (920,582)            275,160
                                                                   -----------------   -----------------
       Total stockholders' equity                                         40,958,917          39,602,949
                                                                   -----------------   -----------------
       Total liabilities and stockholders' equity                  $     326,202,399   $     320,749,881
                                                                   =================   =================

-----------------------------------------
The accompanying notes are an integral part of these
    consolidated financial statements.

                                             Consolidated Statements of Income

                                           BNA BANCSHARES, INC. AND SUBSIDIARIES

                                       Years ended December 31, 2005, 2004, and 2003

                                                                      2005              2004               2003
                                                             ----------------  ----------------   ----------------
Interest and dividend income:
    Loans                                                   $     11,909,573  $     10,937,858   $     11,250,801
    Investment securities:
      U.S. Treasury                                                        -                 -              3,341
      U.S. Government Agencies                                     2,081,826         1,868,128          1,440,397
      Obligations of state and political subdivisions              2,144,755         1,690,056          1,694,077
      Mortgage backed                                              1,294,385         1,281,163          1,019,052
      Other securities                                                32,300            19,056             22,354
    Federal funds sold                                                31,106            62,625              5,974
    Dividends                                                         31,975            16,475             30,575
                                                             ----------------  ----------------   ----------------
      Total interest and dividend income                          17,525,920        15,875,361         15,466,571
                                                             ----------------  ----------------   ----------------
Interest expense:
    Deposits                                                       6,322,927         5,227,864          5,531,414
    Federal funds purchased                                            3,107             8,063                  -
    Long-term debt                                                   307,385            85,764                  -
                                                             ----------------  ----------------   ----------------
      Total interest expense                                       6,633,419         5,321,691          5,531,414
                                                             ----------------  ----------------   ----------------
Net interest income                                               10,892,501        10,553,670          9,935,157
Provision for loan losses (Note 3)                                   240,000           256,012            588,183
                                                             ----------------  ----------------   ----------------
Net interest income after provision for loan losses               10,652,501        10,297,658          9,346,974
                                                             ----------------  ----------------   ----------------
Noninterest income:
    Service fees                                                   1,769,997         1,742,213          1,740,589
    Other                                                            625,902           613,471            530,031
    Gain from investment securities transactions                         774             3,694            311,170
                                                             ----------------  ----------------   ----------------
      Total noninterest income                                     2,396,673         2,359,378          2,581,790
                                                             ----------------  ----------------   ----------------
Noninterest expenses:
    Salaries and employee benefits                                 3,564,659         3,400,873          3,258,737
    Occupancy expense, net of rental income                          224,931           181,454            150,699
    Equipment expense                                                758,466           612,529            526,556
    Other expenses                                                 1,019,703         1,083,547            980,276
                                                             ----------------  ----------------   ----------------
      Total noninterest expenses                                   5,567,759         5,278,403          4,916,268
                                                             ----------------  ----------------   ----------------
Income before provision for income taxes                           7,481,415         7,378,633          7,012,496
Provision for income taxes (Note 8)                                1,771,965         1,877,703          1,758,636
                                                             ----------------  ----------------   ----------------
Net income                                                    $    5,709,450   $     5,500,930    $     5,253,860
                                                             ================  ================   ================
Basic earnings per share                                      $         3.24   $          3.14    $          3.02
                                                             ================  ================   ================

------------------------------------------
The accompanying notes are an integral part of these
    consolidated financial statements.

                                      Consolidated Statements of Stockholders' Equity

                                           BNA BANCSHARES, INC. AND SUBSIDIARIES

                                       Years ended December 31, 2005, 2004 and 2003

                                                                                                         Accumulated
                                                                                           Unearned         Other          Total
                                                 Common                     Undivided        ESOP       Comprehensive  Stockholders'
                                                  Stock        Surplus        Profits        Shares       Income (Loss)   Equity
                                                -----------   -----------   ----------     -----------  -------------- ------------
 Balance, January 1, 2003                      $ 9,000,000    $28,407,460   $   58,574   $  (2,958,930)   $  1,365,072  $35,872,176

 Comprehensive income:
   Net income                                            -              -    5,253,860               -               -    5,253,860
  Change in net  unrealized  gain  (loss) on
    securities available   for   sale,   net
    of reclassification adjustment
    and tax effect                                       -              -            -               -        (480,785)    (580,785)
                                                                                                                          ---------
 Total comprehensive income                              -              -            -               -               -    4,673,075
                                                                                                                          ---------
 Cash dividends declared ($1.80 per share)               -              -   (3,240,000)              -               -   (3,240,000

 Unearned ESOP shares released                           -              -            -         446,573               -      446,573

 Transfer to surplus                                     -      2,000,000   (2,000,000)              -               -            -
                                                -----------   -----------   ----------     -----------      ----------   ----------
 Balance, December 31, 2003                      9,000,000     30,407,460       72,434      (2,512,357)        784,287   37,751,824

 Comprehensive income:
   Net income                                            -              -    5,500,930               -               -    5,500,930
 Change in net  unrealized  gain  (loss) on
   securities available   for   sale,   net
   of   reclassification adjustment
   and tax effect                                        -              -            -               -        (509,127)    (509,127)
                                                                                                                          ---------
  Total comprehensive income                             -              -            -               -               -    4,991,803
                                                                                                                          ---------
 Cash dividends declared ($ 2.00 per share)              -              -   (3,600,000)              -               -   (3,600,000)

 ESOP debt reduction                                     -              -            -         459,322               -      459,322

 Transfer to surplus                                     -      1,900,000   (1,900,000)              -               -            -
                                                -----------   -----------   ----------     -----------      ----------   ----------
 Balance, December 31, 2004                      9,000,000     32,307,460       73,364      (2,053,035)        275,160   39,602,949

                                Consolidated Statements of Stockholders' Equity (continued)

                                           BNA BANCSHARES, INC. AND SUBSIDIARIES

                                       Years ended December 31, 2005, 2004 and 2003

                                                                                                         Accumulated
                                                                                           Unearned         Other          Total
                                                 Common                     Undivided        ESOP       Comprehensive  Stockholders'
                                                  Stock        Surplus        Profits        Shares       Income (Loss)   Equity
                                                -----------   -----------   ----------     -----------  -------------- ------------

Comprehensive income:
  Net income                                             -              -    5,709,450               -               -    5,709,450

Change in net  unrealized  gain  (loss) on
  securities available   for   sale,   net
  of   reclassification adjustment
  and tax effect                                         -              -            -               -      (1,195,742)  (1,195,742)
                                                                                                                         ----------
  Total comprehensive income                             -              -            -               -               -    4,513,708
                                                                                                                         ----------
Cash dividends declared ($ 2.00 per share)               -              -   (3,600,000)              -               -   (3,600,000)

ESOP debt reduction                                      -              -            -         442,260               -      442,260

Transfer to surplus                                      -      2,100,000   (2,100,000)              -               -            -
                                               -----------    -----------  -----------    ------------     -----------  -----------
Balance, December 31, 2005                     $ 9,000,000    $34,407,460  $    82,814    $ (1,610,775)    $  (920,582) $40,958,917
                                               ===========    ===========  ===========    ============     ===========  ===========

-----------------------------------------
The accompanying notes are an integral part of these
    consolidated financial statement.

                                           Consolidated Statements of Cash Flows

                                           BNA BANCSHARES, INC. AND SUBSIDIARIES

                                       Years ended December 31, 2005, 2004 and 2003

                                                                    2005              2004              2003
                                                              --------------- ----------------  ----------------
Cash flows from operating activities:
    Net income                                                $     5,709,450  $     5,500,930  $      5,253,860
    Adjustments to reconcile net income to net cash
      provided by operating activities:
       Provision for loan losses                                      240,000          256,012           588,183
       Depreciation                                                   291,616          238,299           183,518
       ESOP expense from debt repayment                               442,260          459,322           446,573
       Provision for deferred income taxes                            (85,310)         127,978           (52,443)
       Net amortization of securities                                 339,699          332,424           739,359
       Realized (gain) loss on sales of
        available-for-sale securities, net                                774           (3,694)         (311,170)
       Loss from sale of other real estate                             65,414           91,607            64,212
       Stock dividend received                                        (27,900)         (12,400)          (26,500)
       (Increase) decrease in:
         Accrued interest receivable                                 (593,751)        (110,918)          113,340
         Income taxes refundable                                       (9,721)         (20,042)                -
         Other assets                                                (201,425)        (226,260)         (449,403)
       Increase (decrease) in:
         Accrued interest payable                                     290,002           12,451           (85,148)
         Income taxes payable                                               -                -           (53,043)
         Other accrued liabilities                                     65,309          175,967            70,702
                                                              --------------- ----------------  ----------------
              Net cash provided by operating activities             6,526,417        6,821,676         6,482,040
                                                              --------------- ----------------  ----------------

Cash flows from investing activities:
    Activity in available-for-sale securities:
       Sales                                                        3,695,430        3,114,291           298,470
       Maturities, prepayments, and calls                           6,779,926       16,577,202        30,615,882
       Purchases                                                  (14,337,387)     (41,161,388)      (40,368,512)
    Activity in held-to-maturity securities:
       Maturities, prepayments, and calls                           4,955,009       14,305,557        24,236,835
       Purchases                                                   (7,578,005)     (16,301,661)      (21,606,874)
    Purchase of FHLB stock                                                  -         (183,800)                -
    Purchase of bank owned life insurance                          (1,950,000)               -                 -
    Loan originations and principal collections, net                 (746,578)      (4,169,343)       (5,017,756)
    Purchases of premises and equipment                              (102,204)        (699,614)          (33,021)
    Proceeds from sale of other real estate                           198,817          295,963           437,600
    Redemption of FHLB stock                                                -                -           403,298
                                                              --------------- ----------------  ----------------
              Net cash used in investing activities                (9,084,992)     (28,222,793)      (11,034,078)
                                                              --------------- ----------------  ----------------

                                    Consolidated Statements of Cash Flows - (Continued)

                                           BNA BANCSHARES, INC. AND SUBSIDIARIES

                                       Years ended December 31, 2005, 2004 and 2003

                                                                   2005                2004               2003
                                                          ------------------- ----------------  ----------------
Cash flows from financing activities:
    Net increase in deposits                              $      6,383,499    $     12,076,468    $     13,324,542
    Proceeds from issuance of long-term debt                             -          10,000,000                   -
    Principal payments on long-term debt                        (2,642,260)           (459,322)           (446,573)
    Cash dividends paid on common stock                         (3,600,000)         (3,600,000)         (3,240,000)
                                                          ------------------- ----------------  ----------------
       Net cash provided by financing activities                   141,239          18,017,146           9,637,969
                                                          ------------------- ----------------  ----------------
Increase (decrease) in cash and cash equivalents                (2,417,336)         (3,383,971)          5,085,931

Cash and cash equivalents at beginning of year                  11,345,143          14,729,114           9,643,183
                                                          ------------------- ----------------  ----------------
Cash and cash equivalents at end of year                  $     8,927,807     $     11,345,143    $   14,729,114
                                                          =================== ================  ================
Supplementary cash flow information:
    Interest paid on deposits and borrowed funds          $      6,347,417    $      5,282,240    $      5,616,562
                                                          =================== ================  ================
    Income taxes paid                                     $      1,781,686    $      1,769,768    $      1,864,122
                                                          =================== ================  ================

-------------------------------------------
The accompanying notes are an integral part of these
    consolidated financial statements.

Notes To Consolidated Financial Statements

BNA BANCSHARES, INC. AND SUBSIDIARIES

December 31, 2005

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of BNA Bancshares, Inc., and its wholly owned subsidiaries, Bank of New Albany and BNA Insurance and Investment Services, Inc. All material intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations

The Company, through its wholly owned subsidiary, Bank of New Albany (the Bank) provides financial services to individuals and corporate customers located primarily in Northeast Mississippi. Although the Bank has a diversified loan portfolio, the majority of its loan customers are located in Union County, Mississippi. The Company is also subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Company also offers various investment and insurance products through the Bank’s wholly owned subsidiary, BNA Insurance and Investment Services, Inc

Use of Estimates

In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of deferred tax assets.

Significant Group Concentrations of Credit Risk

Most of the Bank’s activities are with customers located within Union County, Mississippi. Note 2 discusses the types of securities that the Bank invests in. Note 3 discusses the types of lending that the Bank engages in. The Bank does not have any significant concentrations to any one industry or customer.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash balances due from banks and federal funds sold.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans

The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Union County, Mississippi. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans (continued)

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Bank has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Premises and Equipment

Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Earnings Per Common Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Common shares held in the Bank’s Employee Stock Ownership Plan not yet released to plan participants are not considered outstanding for earnings per share calculation purposes. The weighted-average number of common shares outstanding utilized in the earnings per share calculations was 1,761,434 shares, 1,751,943 shares, and 1,742,407 shares at December 31, 2005, 2004, and 2003 respectively.

There are no potentially dilutive issues.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Undivided Profits and Surplus

In the aggregate, surplus and undivided profits represent the retained earnings of the Corporation. Transfers from undivided profits to surplus are recorded annually by the Corporation and are determined by management. Such transfers are appropriations of retained earnings to a more permanent form of equity since, in general, the Bank would need to obtain prior regulatory approval for dividends in excess of the unappropriated amounts included in undivided profits as required by 12 USC 56.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income (continued)

The components of other comprehensive income and related tax effects are as follows at December 31:

                                                                                   2005               2004              2003
                                                                             ---------------    ---------------   ---------------
     Unrealized holding gains (losses) on available-for-sale                 $    (1,747,266)   $      (760,974)  $      (567,836)
       securities

     Reclassification adjustment for losses (gains) realized
       in net income                                                                (159,819)           (51,031)         (358,456)
                                                                             ---------------    ---------------   ---------------
     Net unrealized gains (losses)                                                (1,907,085)          (812,005)         (926,292)

     Tax effect                                                                      711,343            302,878           345,507
                                                                             ---------------    ---------------   ---------------
     Net of tax amount                                                       $    (1,195,742)   $      (509,127)  $      (580,785)
                                                                             ===============    ===============   ===============

The components of accumulated other comprehensive income, included in stockholders' equity, are as follows:

                                                                                   2005              2004
                                                                             ---------------    ---------------
     Net unrealized gain (loss) on securities held for sale                  $    (1,468,232)   $       438,852

     Tax effect                                                                      547,650           (163,692)
                                                                             ---------------    ---------------
     Accumulated other comprehensive income (loss)                           $      (920,582)   $       275,160
                                                                             ===============    ===============
Advertising

The Bank expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2005, 2004, and 2003 were $ 131,283, $ 123,985, and $116,242, respectively.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year’s presentation.

NOTE 2. SECURITIES

The amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

                                                                                December 31, 2005
                                                      ---------------------------------------------------------------------
                                                                                 Gross Unrealized
                                                          Amortized      --------------------------------        Fair
                                                            Cost              Gains            Losses            Value
                                                      ---------------    ---------------  ---------------   ---------------
    Securities Available-for-Sale
    Debt securities:
      U.S. Government and federal agency              $    30,991,585    $       -        $      (776,288)  $    30,215,297
      State and municipal                                  34,264,352            285,893         (568,100)       33,982,145
      Mortgage-backed                                      19,137,911             72,317         (460,501)       18,749,727
                                                      ---------------    ---------------  ---------------   ---------------
         Total debt securities                             84,393,848            358,210       (1,804,889)       82,947,169
      Marketable equity securities                            791,553                  -          (21,553)          770,000
                                                      ---------------    ---------------  ---------------   ---------------
         Total securities available-for-sale          $    85,185,401    $       358,210  $    (1,826,442)  $    83,717,169
                                                      ===============    ===============  ===============   ===============

    Securities Held-to-Maturity
    Debt securities:
      U.S. Government and federal agency              $    15,479,506    $       -        $      (308,056)  $  15,171,450
      State and municipal                                  25,601,036            134,529         (495,800)       25,239,765
      Mortgage-backed                                       6,107,678             23,317         (129,219)        6,001,776
                                                      ---------------    ---------------  ---------------   ---------------
         Total securities held-to-maturity            $  47,188,220      $       157,846  $      (933,075)  $    46,412,991
                                                      ===============    ===============  ===============   ===============

                                                                                December 31, 2004
                                                      ---------------------------------------------------------------------
                                                                                 Gross Unrealized
                                                          Amortized      --------------------------------        Fair
                                                            Cost              Gains            Losses            Value
                                                      ---------------    ---------------  ---------------   ---------------
    Securities Available-for-Sale
    Debt securities:
      U.S. Government and federal agency              $    29,475,693    $        78,138  $      (192,201)  $    29,361,630
      State and municipal                                  23,306,466            653,762         (155,297)       23,804,931
      Mortgage-backed                                      27,996,918            261,168         (197,382)       28,060,704
                                                      ---------------    ---------------  ---------------   ---------------
         Total debt securities                             80,779,077            993,068         (544,880)       81,227,265
      Marketable equity securities                            804,337                  -           (9,337)          795,000
                                                      ---------------    ---------------  ---------------   ---------------
         Total securities available-for-sale          $    81,583,414    $       993,068  $      (554,217)  $    82,022,265
                                                      ===============    ===============  ===============   ===============

    Securities Held-to-Maturity
    Debt securities:
      U.S. Government and federal agency              $    16,475,070    $        29,115  $       (46,605)  $    16,457,580
      Corporate                                               200,000              5,588                -           205,588
      State and municipal                                  19,665,295            368,021         (138,190)       19,895,126
      Mortgage-backed                                       8,305,289             68,730          (48,849)        8,325,170
                                                      ---------------    ---------------  ---------------   ---------------
         Total securities held-to-maturity            $    44,645,654    $       471,454  $      (233,644)  $    44,883,464
                                                      ===============    ===============  ===============   ===============

At December 31, 2005 and 2004, securities with a carrying value of $ 38,487,370 and $ 39,375,095, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

NOTE 2. SECURITIES (continued)
The amortized cost and fair value of debt securities by contractual maturity at December 31, 2005 follows:

                                                              Available-for-Sale                  Held-to-Maturity
                                                           Amortized           Fair           Amortized           Fair
                                                              Cost             Value             Cost             Value
                                                       ----------------  ---------------  ----------------  ---------------
    Within 1 year                                      $      1,752,591  $     1,756,820    $    1,606,214   $    1,616,128
    Over 1 year through 5 years                              11,966,055       11,963,586        10,352,363       10,286,457
    After 5 years through 10 years                           37,159,692       36,487,591        18,540,455       18,201,221
    Over 10 years                                            14,377,599       13,989,445        10,581,510       10,307,409
                                                       ----------------  ---------------  ----------------  ---------------
                                                             65,255,937       64,197,442        41,080,542       40,411,215
    Mortgage-backed securities                               19,137,911       18,749,727         6,107,678        6,001,776
                                                       ----------------  ---------------  ----------------  ---------------
                                                       $    84,393,848   $    82,947,169    $   47,188,220   $   46,412,991
                                                       ================  ===============  ================  ===============

Proceeds  from sales of  securities  available  for sale,  gross  realized  gains and losses  and  losses and  related  tax provisions were as follows at December 31:

                                                                               2005              2004             2003
                                                                         ---------------  ----------------  ---------------
         Proceeds from securities available for sale                     $     3,695,430  $     3,114,291   $       298,470
                                                                         ===============  ================  ===============
         Gross realized gains                                            $        54,659  $         5,742   $       311,170
                                                                         ===============  ================  ===============
         Gross realized losses                                           $        55,339  $         2,048   $       -
                                                                         ===============  ================  ===============
         Related tax provision (benefit)                                 $          (289) $         1,378   $       116,066
                                                                         ===============  ================  ===============

Information  pertaining to securities with gross unrealized losses at December 31, 2005,  aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

                                                                                December 31, 2005
                                                       --------------------------------------------------------------------
                                                           Less Than Twelve Months               Over Twelve Months
                                                       ---------------------------------  ---------------------------------
                                                            Gross                              Gross
                                                         Unrealized           Fair           Unrealized          Fair
                                                           Losses             Value            Losses            Value
                                                       ----------------  ---------------  ----------------  ---------------
    Securities Available-for-Sale
    -----------------------------------------------
    Debt securities:
      U.S. Government and federal agency               $        212,815    $  12,664,912       $   563,396      $17,536,437
      State and municipal                                       347,135       12,683,520           220,965        4,309,825
      Mortgage-backed                                            58,979        3,287,343           401,599       13,645,722
                                                       ----------------  ---------------  ----------------  ---------------
         Total debt securities                                  618,929       28,635,775         1,185,960       35,491,984
      Marketable equity securities                               21,553          485,000                 -                -
                                                       ----------------  ---------------  ----------------  ---------------
         Total securities available-for-sale           $        640,482    $  29,120,775       $ 1,185,960      $35,491,984
                                                       ================  ===============  ================  ===============
    Securities Held-to-Maturity
    -----------------------------------------------
    Debt securities:
      U.S. Government and federal agency               $        172,796    $   9,806,710       $   135,260      $ 5,364,740
      State and municipal                                       346,594       10,599,016           149,206        3,253,296
      Mortgage-backed                                            65,007        2,097,891            64,212        2,775,396
                                                       ----------------  ---------------  ----------------  ---------------
         Total securities held-to-maturity             $        584,397    $  22,503,617       $   348,678      $11,393,432
                                                       ================  ===============  ================  ===============

NOTE 2. SECURITIES (continued)

Information pertaining to securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

                                                                                December 31, 2004
                                                       --------------------------------------------------------------------
                                                           Less Than Twelve Months               Over Twelve Months
                                                       ---------------------------------  ---------------------------------
                                                            Gross                              Gross
                                                         Unrealized           Fair           Unrealized          Fair
                                                           Losses             Value            Losses            Value
                                                       ----------------  ---------------  ----------------  ---------------

    Securities Available-for-Sale
    ---------------------------------------------
    Debt securities:
      U.S. Government and federal agency              $          85,621    $  13,013,931       $   106,560     $  4,893,440
      State and municipal                                       155,297        5,139,258                 -                -
      Mortgage-backed                                           164,864       17,993,741            32,538        1,464,691
                                                       ----------------  ---------------  ----------------  ---------------
         Total debt securities                                  405,782       36,146,930           139,098        6,358,131
      Marketable equity securities                                9,337          503,750                 -                -
                                                       ----------------  ---------------  ----------------  ---------------
         Total securities available-for-sale           $        415,119    $  36,650,680       $   139,098     $  6,358,131
                                                       ================  ===============  ================  ===============
    Securities Held-to-Maturity
    ---------------------------------------------
    Debt securities:
      U.S. Government and federal agency               $          6,244    $   2,493,755       $    40,360     $  2,959,640
      State and municipal                                       138,190        6,798,524                 -                -
      Mortgage-backed                                            48,850        4,951,506                 -                -
                                                       ----------------  ---------------  ----------------  ---------------
         Total securities held-to-maturity             $        193,284    $  14,243,785       $    40,360     $  2,959,640
                                                       ================  ===============  ================  ===============

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The unrealized losses on the Bank’s investments in direct obligations of U.S. government agencies and municipal securities were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Bank has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Bank does not consider those investments to be other-than-temporarily impaired at December 31, 2005.

The unrealized losses on the Bank’s investment in mortgage-backed securities were caused by interest rate increases. It is expected that the securities would not be settled at a price less than the amortized cost of the Bank’s investment. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Bank has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Bank does not consider those investments to be other-than-temporarily impaired at December 31, 2005.

The Bank’s investment in marketable equity securities consists of an investment in First National Bankers’ Bank (FNBB) preferred stock and Federal Home Loan Mortgage Corporation (FHLMC) preferred stock. The investment in FNBB stock is carried at cost equal to, and redeemable at, par value for those shares. The unrealized loss on the Bank’s investment in FHLMC preferred stock was caused by interest rate increases. It is expected that the securities would not be settled at a price less than the amortized cost of the Bank’s investment. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Bank has the intent to hold those investments until a recovery of fair value, the Bank does not consider those investments to be other-than-temporarily impaired at December 31, 2005.

NOTE 3. LOANS
A summary of the balances of loans follows:

                                                                                              December 31,
                                                                                   -----------------------------------
                                                                                        2005                 2004
                                                                                   ----------------    ---------------
       Mortgage loans on real estate:
         Residential 1-4 family                                                    $     73,269,312    $    73,657,595
         Commercial                                                                      54,563,759         51,736,041
         Construction                                                                        11,365             35,646
         Farmland                                                                         2,972,842          2,803,649
         Second mortgages                                                                 5,025,065          4,695,713
                                                                                   ----------------    ---------------
            Total mortgage loans on real estate                                         135,842,343        132,928,644
         Loans to farmers                                                                   588,148            394,543
         Loans to other commercial banks in the U.S.                                        961,817          -
         Commercial loans                                                                10,564,206         13,072,044
         Consumer installment loans                                                      18,534,733         19,243,996
         Obligations of state and political subdivisions in the U.S.                      1,188,717          1,107,272
         Other loans                                                                      3,154,483          3,490,232
         Lease financing receivables                                                        447,070            470,433
                                                                                   ----------------    ---------------
           Total loans                                                                  171,281,517        170,707,164
         Less:  Allowance for loan losses                                                (3,152,598)       (3,016,816)
         Less:  Net deferred loan fees                                                      (52,928)          (59,316)
                                                                                   ----------------    ---------------

           Loans, net                                                              $    168,075,991    $  167,631,032
                                                                                   ================    ===============

An analysis of the allowance for loan losses follows:

                                                                              Years ended December 31,
                                                               ----------------------------------------------------
                                                                     2005               2004              2003
                                                               ---------------    ---------------   ---------------
         Balance at beginning of year                          $     3,016,816    $     3,137,341   $     3,051,373
         Provision for loan losses                                     240,000            256,012           588,183
         Loans charged-off                                            (223,810)          (635,661)         (708,053)
         Recoveries of loans previously charged-off                    119,592            259,124           205,838
                                                               ---------------    ---------------   ---------------
         Balance at end of year                                $     3,152,598    $     3,016,816   $     3,137,341

                                                               ===============    ================  ================

The following is a summary of information pertaining to impaired and non-accrual loans:

                                                                                        December 31,
                                                                                   ---------------------
                                                                                     2005        2004
                                                                                   ---------  ----------
                                                                                       (in thousands)

         Total impaired loans                                                      $   2,927   $   2,196
         Valuation allowance related to impaired loans                             $     924   $     415

         Total non-accrual loans                                                   $      66   $   1,108
         Total loans past-due ninety days or more and still accruing               $   1,902   $     220

         Average investment in impaired loans                                      $   2,561   $   2,415

Interest  income  recognized  on  impaired  loans is  immaterial.  No  additional  funds are  committed  to be  advanced in connection with impaired loans.

NOTE 4.  BANK PREMISES AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

                                                                                                    December 31,
                                                                                          ---------------------------------
                                                                                                2005             2004
                                                                                          ---------------   ---------------
                  Land                                                                    $       470,000   $       470,000
                  Bank premises                                                                 3,211,255         3,211,255
                  Furniture, fixtures, and equipment                                            3,037,746         2,935,543
                                                                                          ---------------   ---------------
                                                                                                6,719,001         6,616,798
                      Accumulated depreciation                                                 (3,859,177)       (3,567,562)
                                                                                          ---------------   ---------------
                                                                                          $     2,859,824   $     3,049,236
                                                                                          ===============   ===============

Depreciation  expense for the years ended  December  31,  2005,  2004,  and 2003  amounted to $ 291,616,  $ 238,299,  and $
183,518, respectively.

The Bank leases land for certain of its branches under the terms of operating  leases.  Total rental  expenses were $10,200 in 2005,  2004 and 2003.  The minimum  future  payments  required  under  noncancelable  leases at December 31, 2005 are as follows:

                                                   2006                                  $     7,800
                                                   2007                                        5,850
                                                                                         -----------
                                                                                         $    13,650
                                                                                         ===========

NOTE 5.  OTHER ASSETS

A summary of other assets follows:

                                                                                                     December 31,
                                                                                         ----------------------------------
                                                                                               2005               2004
                                                                                         ----------------   ---------------
                     Prepaid expenses                                                    $      316,980     $     289,858
                     Foreclosed property                                                         14,326           225,925
                     Cash surrender value of life insurance                                   9,652,964         7,520,716
                     Income taxes refundable                                                     76,077            66,356
                     Other                                                                       25,648            24,606
                                                                                         ----------------   ---------------
                                                                                         $   10,085,995     $   8,127,461
                                                                                         ================   ===============

NOTE 6.  DEPOSITS

At December 31, 2005, the scheduled maturities of time deposits are as follows:

                                                        2006                              $     61,253,111
                                                        2007                                    30,178,543
                                                        2008                                    20,779,450
                                                        2009                                     8,861,692
                                                        2010                                     3,525,694
                                                                                          ----------------
                                                                                          $    124,598,490
                                                                                          ================

NOTE 7. LONG-TERM DEBT

The Bank has entered into a blanket floating lien security agreement with the Federal Home Loan Bank (FHLB) of Dallas. Under the terms of this agreement, the Bank is required to maintain sufficient collateral to secure borrowings in an aggregate amount of the lesser of 75% of the book value (unpaid principal balance) of the Bank’s one to four family residential first mortgages, small business, and small farm loans or 35% of the Bank’s assets.

The Bank also maintained stock in the Federal Home Loan Bank carried at $ 901,900 and $ 874,000 at December 31, 2005, and 2004, respectively, which is required to be held by the Bank in order to secure future advances. Dividends received by the Bank relating to this stock during 2005, 2004, and 2003 were approximately $ 27,900, $ 12,400, and $ 26,500, respectively.

The Bank’s fixed-rate, long-term debt of $ 7,800,000 at December 31, 2005 represents advances under that blanket floating lien security agreement with the Federal Home Loan Bank and matures through 2009. At December 31, 2005, the interest rates on fixed-rate, long-term debt ranged from 2.856 percent to 3.947 percent. At December 31, 2005, the weighted average interest rate on fixed-rate, long term debt was 3.43 percent. There are no conversion or call features or specific restrictive covenants associated with the Federal Home Loan Bank borrowings.

The Bank’s floating-rate, long-term debt of $ 1,610,775 at December 31, 2005 is comprised entirely of the Bank’s ESOP plan debt further described in Note 10, and matures in 2009. The note bears interest at 75 basis points below prime. At December 31, 2005 and 2004, the interest rates on floating-rate, long-term debt were 6.50 percent and 4.50 percent, respectively.

The contractual maturities of long-term debt at December 31, 2005 are as follows:

                                                                    Fixed             Floating
                                                                    Rate                Rate               Total
                                                              ------------------  ------------------ ------------------
                  Due in 2006                                 $        2,100,000  $          477,955 $        2,577,955
                  Due in 2007                                          2,000,000             499,912          2,499,912
                  Due in 2008                                          1,900,000             522,877          2,422,877
                  Due in 2009                                          1,800,000             110,031          1,910,031
                                                              ------------------  ------------------ ------------------
                  Total long-term debt                        $        7,800,000  $       1,610,775  $       9,410,775
                                                              ==================  ================== ==================

In addition to the aforementioned long-term financing arrangements, at December 31, 2005, the Bank had established informal federal funds borrowings lines of credit aggregating $ 8,500,000.

NOTE 8.  INCOME TAXES

The provision for income taxes consists of the following:

                                                                               Years Ended December 31,
                                                                       2005               2004              2003
                                                                ------------------  ------------------ ------------------
                 Current
                     Federal                                    $       1,687,006   $      1,584,960   $    1,636,544
                     State                                                170,269             164,766           174,535
                                                                ------------------  ------------------ ------------------
                                                                        1,857,275           1,749,726         1,811,079

                 Deferred                                                 (85,310)            127,977           (52,443)
                                                                ------------------  ------------------ ------------------
                      Total tax provision                       $       1,771,965   $      1,877,703   $      1,758,636
                                                                ==================  ================== ==================

NOTE 8.  INCOME TAXES (continued)
The reasons for  differences  between the statutory  federal  income tax rate and the effective tax rates are summarized as follows:

                                                                                      Years Ended December 31,
                                                                               2005             2004             2003
                                                                            -----------    --------------   --------------
                 Statutory federal tax rates                                     34.0%           34.0%             34.0%
                 Increase (decrease) resulting from:
                     State taxes, net of federal tax benefit                      3.3%            3.3               3.3
                     Effect of tax exempt income                                (12.0)          (10.2)            (10.8)
                 Other, net                                                      (1.6)           (1.7)             (1.4)
                                                                            -----------    --------------   --------------
                                                                                 23.7%           25.4%             25.1%
                                                                            ===========    ==============   ==============

The significant components of deferred income tax assets and liabilities at December 31 consist of the following:

                                                                                                2005             2004
                                                                                          ---------------   ----------------
                 Deferred tax assets:
                     Allowance for loan losses                                            $     1,064,651   $     1,012,722
                     Nonaccrual loan interest                                                      48,553            44,736
                     Late charge accruals                                                          46,767            44,364
                     Deferred compensation liabilities                                            111,087            77,261
                     Unrealized losses on securities                                              547,650                 -
                     Other                                                                         13,854            13,372
                                                                                          ---------------   ----------------
                                                                                                1,832,562         1,192,455
                 Deferred tax liabilities:
                     Pension costs                                                                 44,799            48,171
                     Premises and equipment                                                       179,990           173,956
                     Investments, principally due to income recognition                            34,517            26,904
                     Unrealized gains on securities                                                     -           163,692
                     Tax leases                                                                    97,017           100,145
                                                                                          ---------------   ----------------
                                                                                                  356,323           512,868
                                                                                          ---------------   ----------------
                                                                                          $     1,476,239   $       679,587
                                                                                          ===============   ================
NOTE 9.  RELATED PARTY TRANSACTIONS

The Bank makes loans to its officers and directors as well as other related parties. Loans to related parties amounted to approximately $ 3,112,357 and $ 2,894,358 at December 31, 2005 and 2004, respectively. During 2005, new loans to such related parties amounted to $ 1,594,067 and repayments amounted to $ 1,376,068.

In the normal course of operations, the Bank uses a law firm which is principally owned by a director of the Bank for general counsel. Fees paid to the firm for legal services were approximately $ 8,580, $ 7,919, and $ 17,456 in 2005, 2004, and 2003, respectively.

NOTE 10.  EMPLOYEE STOCK OWNERSHIP PLAN

The Bank has an Employee Stock Ownership Plan (ESOP) covering substantially all employees.

In 2001, the ESOP purchased 40,000 shares of common stock. The purchase was financed, in part, by $ 3,600,000 of notes payable from the ESOP to a third party lender. Since the ESOP notes payable are to be repaid by Bank contributions to the Plan, the obligation is reflected as long-term debt and a charge for the total purchase, net of shares released to participants in the plan, is included in stockholder’s equity as unearned ESOP shares. The fair value of unearned ESOP shares at December 31, 2005 and 2004 was $ 1,831,194 and $ 2,161,100, respectively.

As the ESOP note is repaid, the shares are released and allocated to participants. ESOP share activity for 2005, 2004, and 2003 is as follows:

                                                                                          SUSPENSE           RELEASED
                                                                                       -------------      --------------

                 Balance, January 1, 2003                                                  62,294             13,946

                   Released by debt repayment                                              (9,402)             9,402
                                                                                       -------------      --------------
                 Balance, December 31, 2003                                                52,892             23,348

                   Released by debt repayment                                              (9,670)             9,670
                                                                                       -------------      --------------
                 Balance, December 31, 2004                                                43,222             33,018

                   Released by debt repayment                                              (9,311)             9,311
                                                                                       -------------      --------------
                 Balance, December 31, 2005                                                33,911             42,329
                                                                                       =============      ==============

Compensation cost included in expense is equal, in all material respects, to the fair value of shares released less dividends on previously allocated shares and amounted to $ 213,228 in 2005 and 2004, and $ 246,056 in 2003.

NOTE 11.  PENSION PLAN

The Bank has a non-contributing defined benefit pension plan covering substantially all employees. The plan provides benefits to participants based on years of service and compensation history. The Bank’s funding policy is to contribute amounts sufficient to meet minimum funding requirements as determined by employee benefit and tax laws. Assets in the plan are invested primarily in taxable fixed income funds and certificates of deposit and are held for the sole benefit of participating employees and retirees.

NOTE 11.  PENSION PLAN (continued)
The following  tables set forth the funded status and amounts  recognized in the Bank's  balance sheets at December 31 (the measurement date) with respect to its pension plan.

                                                                                              Years Ended December 31,
                                                                                  2005               2004               2003
                                                                              -------------   ---------------     ---------------
                 Change in projected benefit obligation:
                      Benefit obligation at beginning of year                 $    2,983,039  $     2,627,554     $     2,089,252
                      Service cost                                                  132,342           116,348             115,376
                      Interest cost                                                 171,525           157,653             135,801
                      Distributions                                                (107,035)          (89,670)            (30,098)
                      Actuarial loss                                                134,957           171,154             317,223
                                                                              -------------   ---------------     ---------------
                      Benefit obligation at end of year                           3,314,828         2,983,039           2,627,554
                                                                              -------------   ---------------     ---------------

                 Change in plan assets:
                      Plan assets at beginning of year                            2,461,921         2,243,335           2,023,270
                      Actual return on plan assets                                   82,357            77,646              83,228
                      Contributions                                                 169,016           147,481             141,944
                      Benefits paid                                                (136,320)           (6,541)             (5,107)
                                                                              -------------   ---------------     ---------------
                      Fair value of plan assets at end of year                    2,576,974         2,461,921           2,243,335
                                                                              -------------   ---------------     ---------------

                      Funded status                                                (737,854)         (521,118)           (384,219)
                      Unrecognized net transition asset                             (32,201)          (35,286)            (38,371)
                      Unrecognized net loss                                         890,160           685,550             555,062
                                                                              -------------   ---------------     ---------------
                 Prepaid  benefit cost  recognized  on the balance sheet
                   as a component of other assets                             $     120,105   $       129,146     $       132,472
                                                                              =============   ===============     ===============

                                                                                              Years Ended December 31,
                                                                                     2005               2004               2003
                                                                              -------------   ---------------     ---------------
                 Net pension cost includes the following components:
                      Service cost                                            $     132,342   $       116,348     $       115,376
                      Interest cost on benefit obligation                           168,537           155,042             134,854
                      Expected return on plan assets                               (141,893)         (134,220)           (122,413)
                      Other-net                                                      19,171            13,637              (2,313)
                                                                              -------------   ---------------     ---------------
                       Net periodic pension cost                              $     178,157   $       150 ,807    $       125,504
                                                                              =============   ===============     ===============

The accumulated benefit obligation was $ 2,594,346, $ 2,352,089, and $ 2,050,866 at December 31, 2005, 2004, and 2003,
respectively.

The assumptions used to determine net periodic pension cost are as follows:

                                                                                                 Years Ended December 31,
                                                                                                ---------------------------
                                                                                                     2005        2004
                                                                                                ------------  -------------

                      Discount rate                                                                  5.75%       5.75%
                      Expected return on plan assets                                                 6.25%       6.25%
                      Rate of compensation increase                                                  3.50%       3.50%

NOTE 11.  PENSION PLAN (continued)

The general approach for determining the long-term rate of return assumption is to use a weighted-average of expected returns for each major asset class, based on the target asset allocation percentages incorporated in the plan’s investment strategy. The expected returns for each major asset class are based primarily on historical returns in the post-war period. It is expected that future returns over the time horizon of the plan may be slightly less than historical returns, and therefore the actual long-term rate of return on assets assumption is set at a slightly lower level than would be determined based on historical returns alone.

The Bank’s investment objectives are to achieve a positive rate of return over the long-term that significantly contributes to meeting the plan’s obligations and minimizes large losses or fluctuations in market value from year to year. It is understood that there will be a small amount of funds kept in cash to meet the obligations of the plan. The target strategic asset mix is: fixed income - 95% and cash and cash equivalents - 5%. Actual pension plan asset allocations at December 31, are as follows:

                 Asset Category:                                                               2005           2004
                                                                                            ----------     ----------
                 Fixed income securities                                                       98%             99%
                 Cash and equivalents                                                           2%              1%

The Bank expects to contribute the actuarially determined required contribution to its pension plan in 2006, estimated to be approximately $ 169,000.

Estimated future benefits payments, which reflect expected future service, as appropriate, are as follows:

                  2006                                               $   124,537
                  2007                                               $   124,422
                  2008                                               $   124,304
                  2009                                               $   134,548
                  2010                                               $   136,496
                  Years 2011-2015                                    $   873,672
NOTE 12.  OFF-BALANCE SHEET ACTIVITIES

Credit-Related Financial Instruments

The Bank is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial statements include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Bank’s exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2005 and 2004, the following financial instruments were outstanding whose contract amounts represent credit risk:

                                                                                          Contract Amount
                                                                                ------------------------------------
                                                                                      2005               2004
                                                                                -----------------  -----------------
            Unfunded commitments under lines of credit                          $      10,362,562  $       9,927,477
            Standby letters of credit                                           $       5,944,505  $       6,999,871

NOTE 12.  OFF-BALANCE SHEET ACTIVITIES (continued)

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Bank is committed.

Standby letters-of-credit are conditional lending commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters-of-credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers, and the Bank generally holds collateral supporting those commitments, the value of which is deemed by management to be sufficient to limit the Bank's exposure to credit risk associated with issuing the guaranty. Premiums charged in issuing the guarantees are not material to the financial statements taken as a whole, and the Bank has no recorded liability associated with issuing stand-by letters of credit.

NOTE 13.  DUE FROM BANKS

The Company had funds on deposit with other banks at December 31, 2005 totaling $ 784,365 which were in excess of federal deposit insurance coverage.

NOTE 14.  LEGAL CONTINGENCIES

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Bank’s consolidated financial statements.

NOTE 15.  MINIMUM REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involves quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005 and 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2005, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and ratios as of December 31, 2005 and 2004 are also presented in the table.

NOTE 15.  MINIMUM REGULATORY CAPITAL REQUIREMENTS (continued)

Bank only and consolidated amounts and ratios are identical.

                                                                                                    To Be Well Capitalized
                                                                         For Capital                Under Prompt Corrective
                                                Actual                Adequacy Purposes                 Action Provisions
                                      ---------------------------------------------------------------------------------------
                                        Amount         Ratio         Amount          Ratio           Amount          Ratio
                                      ------------    --------     -------------   ---------       -------------    ---------
As of December 31, 2005
   Total  Capital to Risk Weighted
     Assets                           $ 44,077,000       24.8%      $ 14,246,000        8.0%        $ 17,808,000       10.0%

   Tier   I   Capital    to   Risk
     Weighted Assets                    41,840,000       23.5%        7,123,000         4.0%          10,685,000        6.0%
   Tier  I  Capital   to   Average
     Assets                             41,840,000       13.0%       12,915,000         4.0%          16,144,000        5.0%

As of December 31, 2004
   Total  Capital to Risk Weighted
     Assets                           $ 41,495,000       24.0%      $ 13,808,000        8.0%        $ 17,260,000       10.0%
   Tier   I   Capital    to   Risk
     Weighted Assets                    39,327,000       22.8%        6,904,000         4.0%          10,356,000        6.0%
   Tier  I  Capital   to   Average
     Assets                             39,327,000       12.1%       12,968,000         4.0%          16,210,000        5.0%
NOTE 16.  RESTRICTIONS ON DIVIDENDS

Federal and state banking regulations place certain restrictions on dividends paid. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank.

In addition, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.

NOTE 17.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Bank’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Bank.

NOTE 17.  FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The following methods and assumptions were used by the Bank in estimating fair value disclosures for financial instruments:

Cash and cash equivalents

The carrying amounts of cash and short-term instruments approximate fair values.

Securities

Fair values for securities, excluding Federal Home Loan Bank stock, are based on quoted market prices. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Deposit liabilities

The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Long-term borrowings

The fair values of the Corporation’s long-term borrowings are estimated using discounted cash flow analyses bases on the Corporation’s current incremental borrowing rates for similar types of borrowing arrangements.

Accrued interest

The carrying amounts of accrued interest approximate fair value.

Loans

For variable-rate commercial loans that reprice frequently (within a relatively short time frame) and have no significant change in credit risk, fair values are based on carrying values. Fair values for residential first mortgage loans, junior mortgage loans, fixed rate commercial loans, consumer installment loans, credit-card loans, and other consumer loans are estimated using discounted cash flow models. The discount rates are based on current market interest rates for similar types of loans. Fair values for commercial real estate and commercial loans that do not reprice or do not mature within relatively short time frames are estimated using discounted cash flow analyses. The discount rates used are those currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

NOTE 17.  FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The estimated fair values and related carrying amounts of the Bank’s financial instruments are as follows:

                                                                  2005                                 2004
                                                   ----------------------------------   ----------------------------------
                                                       Carrying            Fair              Carrying           Fair
                                                        Amount             Value              Amount            Value
                                                   ----------------  ----------------   ----------------  ----------------
       Financial assets:
           Cash and cash equivalents               $      8,927,807  $      8,927,807   $     11,345,143  $     11,345,143
           Securities available-for-sale                 83,717,169        83,717,169         82,022,265        82,022,265
           Securities held-to-maturity                   47,188,220        46,412,991         44,645,654        44,883,464
           Federal Home Loan Bank stock                     901,900           901,900            874,000           874,000
           Loans (gross)                                171,228,589       168,348,008        170,647,848       168,895,576
           Allowance for loan losses                     (3,152,598)       (3,152,598)        (3,016,816)       (3,016,816)
           Accrued interest receivable                    2,969,254         2,969,254          2,375,503         2,375,503
                                                   ----------------  ----------------   ----------------  ----------------
                                                        311,780,341  $    308,124,531        308,893,597  $    307,379,135
                                                                     ================                     ================
       Nonfinancial assets:
           Premises and equipment, net                    2,859,824                            3,049,236
           Deferred tax assets                            1,476,239                              679,587
           Other assets                                  10,085,995                            8,127,461
                                                   ----------------                     ----------------
                                                   $    326,202,399                     $    320,749,881
                                                   ================                     ================

       Financial liabilities:
           Deposits:
              Demand deposits                      $     27,294,110  $     27,294,110   $     26,922,207  $     26,922,207
              NOW accounts                               35,208,804        35,208,804         35,523,262        35,523,262
              Savings                                    87,340,235        87,340,235         89,534,140        89,534,140
              Time                                      124,598,490       124,107,160        116,078,531       116,995,870
           Accrued interest and other
              liabilities                                 1,391,068         1,391,068          1,035,757         1,035,757
           Long-term debt                                 9,410,775         9,047,961         12,053,035        11,687,435
                                                   ----------------  ----------------   ----------------  ----------------
                                                        285,243,482  $    284,389,338        281,146,932  $    281,698,671
                                                                     ================                     ================
       Stockholder's equity                              40,958,917                           39,602,949
                                                   ----------------                     ----------------
                                                   $    326,202,399                     $    320,749,881
                                                   ================                     ================

NOTE 18.  CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

During 2005, BNA Bancshares, Inc. was formed and, on April 30, 2005 shareholders of the Bank of New Albany received one share of common stock in BNA Bancshares, Inc. for each share of Bank of New Albany common stock outstanding. The transfer of shares was accounted for a reorganization. The parent-only statement of income and cash flows presented below are for the eight-month period ended December 31, 2005.

Financial information pertaining only to BNA Bancshares, Inc. as December 31, 2005 was as follows:

                                           Balance Sheet
----------------------------------------------------------------------------------------------------------
             Assets
Cash and due from banks                                                                  $          11,378
Investments in common stock of Bank of New Albany and
  Subsidiary                                                                                    42,553,134
Other assets                                                                                         5,180
                                                                                         -----------------
                                                                                         $      42,569,692
                                                                                         =================
Stockholders' Equity                                                                     $      42,569,692
                                                                                         =================

                                        Statement of Income
----------------------------------------------------------------------------------------------------------
Income
    Dividends from Bank of New Albany                                                    $       3,625,000

Operating expenses                                                                                  13,622
                                                                                         -----------------
Income before taxes and equity in undistributed net income of Bank of
New Albany                                                                               ------------------
                                                                                                 3,611,378

Applicable tax provision (benefit)                                                                  (5,180)
                                                                                         -----------------
                                                                                                 3,616,558

Equity in undistributed net income of Bank of New Albany                                           183,756
                                                                                         -----------------
Net income                                                                               $       3,800,314
                                                                                         =================

                                         Statement of Income
----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net income                                                                           $       3,800,314
    Adjustments to reconcile net income to net cash provided by operating activities:
       Equity in undistributed net income of Bank of New Albany                                   (183,756)
       Increase in other assets                                                                     (5,180)
                                                                                         -----------------
    Net cash provided by operating activities                                                    3,611,378
                                                                                         -----------------
Cash flows from financing activities:
    Cash dividends paid on common stock                                                         (3,600,000)
                                                                                         -----------------
Net increase in cash and cash equivalents                                                           11,378

Cash and cash equivalents at beginning of year                                                           -
                                                                                         -----------------
Cash and cash equivalents at end of year                                                 $          11,378
                                                                                         =================

NOTE 19.  QUARTERLY DATA (UNAUDITED)
                                                                                       2005
                                                                     (in thousands, except per share data)
                                                   -----------------------------------------------------------------------------
                                                         Fourth             Fourth              Fourth              Fourth
                                                         Quarter            Quarter            Quarter             Quarter
                                                   ------------------  -----------------  ------------------  ------------------

Interest and dividend income                       $            4,666  $           4,471  $            4,293  $            4,191
Interest expense                                               (1,806)             (1,742)            (1,608)             (1,477)
                                                   ------------------  -----------------  ------------------  ------------------
Net interest                                                    2,860               2,729              2,685               2,714
Provision for loan losses                                         (60)                (60)               (60)                (60)
                                                   ------------------  -----------------  ------------------  ------------------
Net interest income after provision
for losses                                                      2,800               2,669              2,625               2,654
                                                   ------------------  -----------------  ------------------  ------------------
Noninterest income                                                571                 593                521                 602
Noninterest expenses                                           (1,484)             (1,472)            (1,282)             (1,316)
                                                   ------------------  -----------------  ------------------  ------------------
Income before provision for income taxes                        1,887               1,790              1,864               1,940
Provision for income taxes                                       (444)               (428)              (440)               (460)
                                                   ------------------  -----------------  ------------------  ------------------
Net income                                         $            1,443  $           1,362  $            1,424  $            1,480
                                                   ==================  =================  ==================  ==================
Basic earnings per common share                    $             0.82  $            0.77  $             0.83  $             0.84
                                                   ==================  =================  ==================  ==================

                                                                                       2004
                                                                     (in thousands, except per share data)
                                                   -----------------------------------------------------------------------------
                                                         Fourth             Fourth              Fourth              Fourth
                                                         Quarter            Quarter            Quarter             Quarter
                                                   ------------------  -----------------  ------------------  ------------------

Interest and dividend income                       $           4,190   $           4,046  $           3,907   $            3,832
Interest expense                                              (1,446)             (1,309)            (1,279)              (1,288)
                                                   ------------------  -----------------  ------------------  ------------------
Net interest                                                   2,744               2,737              2,628                2,544
Provision for loan losses                                        (60)                (40)               (60)                 (96)
                                                   ------------------  -----------------  ------------------  ------------------
Net interest income after provision
for losses                                                                         2,697              2,568                2,448

Noninterest income                                               594                 568                619                  518
Noninterest expenses                                          (1,291)             (1,364)            (1,262)              (1,400)
                                                   ------------------  -----------------  ------------------  ------------------
Income before provision for income taxes                       1,987               1,901              1,925                1,566
Provision for income taxes                                      (615)               (416)              (466)                (381)
                                                   ------------------  -----------------  ------------------  ------------------
Net income                                         $           1,372   $           1,485  $           1,459  $             1,185

Basic earnings per common share                    $            0.78   $            0.85  $            0.83  $              0.68

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

Index to Financial Statements

Independent Auditor's Report
Consolidated Balance Sheets as of December 31, 2005 and 2004
Consolidated Statements of Income for the years ended December 31, 2005, 2004 and 2003
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2005, 2004 and 2003
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003
Notes to Consolidated Financial Statements

INDEX TO EXHIBITS

The following Exhibits are hereby filed as part of this Form 10:

Exhibit #         Name of Exhibit

3(a)              Articles of Incorporation and Articles of Amendment

3(b)              Bylaws

21                Subsidiaries of Registrant

23                Consent of Independent Auditors

SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this  registration statement to be signed on its behalf by the undersigned, there unto duly authorized.

                                    BNA Bancshares, Inc.

Date: June 16 , 2006                By /s/ Vance L. Witt
                                      ------------------------------------------
                                       Vance L. Witt, Chief Executive Officer

Date: June 16 , 2006                By /s/ Robert W. Spencer
                                      ------------------------------------------
                                       Robert W. Spencer, Chief Financial Officer
70